SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005
_____________

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

     Tucumán 1, 18th Floor
1049 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	________	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1	Annual Report for 2004.

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

3	Report of Independent Public Accountants.

4	Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the years ended December 31, 2004 and 2003.

Item 1

CONTENTS

ANNUAL REPORT

POLITICAL AND ECONOMIC AND LEGAL CONTEXT
Political and economic context

Legal and corporate framework
Good Corporate Governance Practices
Audit Committee
Market disclosure rules
Internal rules of conduct on negotiable securities
Regulations on registration, reporting and monitoring of financial information
Internal rules of conduct for the Finance and Accounting Areas
CORPORATE ISSUES
Activities, history and equity ownership
Dividend policy
Decision-making and internal control system
Directors and committees of Telefónica Holding de Argentina S.A.
Directors’ compensation

FINANCIAL ISSUES
Financing policy and financial position
Negotiable Obligations
Summary of comparative balance sheet figures
Analysis of main changes in balance sheet captions
Summary of comparative income statement figures
Analysis of main changes in income statement captions
Proposed (income) loss appropriation
Proposed Directors’ and Supervisory Committee fees

PROSPECTS

Information not covered by auditor’s report

POLITICAL AND ECONOMIC AND LEGAL CONTEXT

Political and economic context

After the institutional, political, economic, financial and social crisis sustained by Argentina in 2001 and 2002, Dr. Néstor Kirchner, belonging to the Justicialist Party (the “PJ”) took his oath of office as President of Argentina on May 25, 2003. Also during the second half of 2003 elections were held for offices in the Executive and Legislative Branches and, as a result, the PJ has now control over all the provincial governorships as well as an absolute majority in the two Houses of the National Congress. Although he won the election with 22% of the votes, President Kirchner continues to show acceptable levels of public image, this being one of its main political points of support after 19 months at the helm of the country. As regards the administration in general, the level of positive image is 48% according to the December survey as per the Confidence Index prepared by Universidad Torcuato Di Tella at regular intervals. This political regularization helped dispel to a large extent the political uncertainties resulting from the crisis.

Relations between the Government and international credit entities are virtually at a standstill until the restructuring of Argentina’s defaulted sovereign debt is completed. At that point, the negotiation of a new agreement should start in view the non-approval of the third review of targets during 2004. However, markets have been showing a certain degree of relaxation since the Government’s announcement that it will continue to meet principal and interest maturity payments, thus avoiding a new event of default with international credit entities similar to the situation with the Inter-American Development Bank in 2002. Though this special relationship allows the Government more freedom to complete the debt restructuring process, it would not be an external payment policy sustainable over time. And though it is true that Argentina continues to surpass the quantitative targets, certain qualitative targets are still under discussion, the highlights of which are: (i) debt-restructuring, (ii) renegotiation of contracts with privatized public utilities, (iii) the level of the country’s primary surplus, (iv) discussion and approval of the National Tax Sharing Law, and (v) the compensation to the financial system, among other measures. Anyhow, the Tax Liability Law that was enacted by the National Congress has been applied in the approval of the 2005 National Budget, and several provinces have already adhered to the law. Besides, the quasi-currencies were retired from monetary circulation.

As far as the renegotiation of the defaulted sovereign debt is concerned, the government has not improved the terms and conditions of the exchange offered in its prior presentation made in June 2004 in Buenos Aires. At that time the government had proposed an approximate reduction -measured at present value- of about 75%. The government has now acknowledged a principal amount of debt subject to restructuring of US$ 81.8 billion and unpaid interest thereon of US$ 18.2 billion as of December 31, 2003, that was the date set for the issuance of the new securities, totalizing an eligible debt of US$100 billion. The government will apply on that amount a 53% nominal reduction of the principal (by issuing only US$38.5 billion in new bonds, in case of an acceptance lower than 70%) and a 100% nominal reduction of interest; i.e. an average nominal reduction of about 62% of the eligible debt. In the case of an acceptance of over 70%, the government will issue an additional amount of US$5 billion in PAR Bonds, therefore lowering nominal reduction figures. Although the average repayment schedule has remained unchanged, interest rates have been reduced. Both the currencies (USA dollars, Euros, Japanese Yens and Argentine pesos adjusted by the Benchmark Stabilization Coefficient (“CER”)) and the legal jurisdictions (United States, England, Japan and Argentina) were simplified to a number of four. Since international interest rates have declined, favoring emerging countries, the discount at present value benefits the Argentine offer, almost offsetting the setback in the rest of the conditions.

Information not covered by auditor’s report

Through this last offer the government seeks to obtain over 70% of acceptance by the creditors although there are still complaints and pressures from the main groups of bondholders who pursue an improvement of the official offer, as in their opinion it is arbitrary and unilateral. In turn, the regulatory agencies of the main creditor markets have authorized the exchange transaction according to the most recently proposed amendments; such markets are the US, Europe, Japan and Argentina. Additionally, the Government has announced the schedule of the exchange transaction as follows: on January 12, the exchange offer was presented in Buenos Aires, on January 14 the exchange process was kicked off and the closing date is expected to be February 25. The results are to be announced on March 14 and the new securities are scheduled to be delivered on April 1. For a start, the government reached an understanding with the domestic institutional creditors (Pension and Retirement Management Funds (“AFJPs”), Mutual Funds (“FCIs”), Insurance Companies and Commercial Banks) for them to accept the official offer and elect the Quasi-Par Bond, which assures a minimum threshold of initial acceptance of over 30%. In the framework of the extraordinary sessions held by the National Congress, the National Executive Branch has submitted a bill to prevent the re-opening of the bond exchange process in order to admit bonds that failed to submit to the exchange process. The Upper House of Congress approved the bill on February 4, 2005 and the Lower House approved it on February 9, 2005.

Anyhow, despite the persistence of the default and the non-regularization of several areas in the economy, the domestic activity continues recovering at a fast pace. In 2003 the real Gross Domestic Product (“GDP”) increased by 8.8% per annum and in the first nine-month period of 2004 the real GDP also rose at the same pace: 8.8% per annum, and stood at absolute levels very close to those recorded at the time of economic growth occurred in 1998. In addition, the manufacturing sector (as measured by the Monthly Industrial Estimates prepared by the INDEC) grew by 10.7% in 2004 while public utilities (as measured by the Summary Public Utilities Indicator also prepared by the INDEC) have risen by 26.3% during the first eleven-month period for the same year. Inflation is also under control; retail prices measured by the Consumer Price Index (“CPI”) increased by 6.1% in 2004, while wholesale prices measured by the Wholesale Internal Price Index (“WIPI”) increased by 7.9% during the same period. However, it should be stressed that the increase in public utilities rates has not been at all significant (selective process targeted at large consumers) and the agreements to curb the price of fuels is still in force. Given this scenario, the purchasing power of wage earners and the level of confidence shown by consumers started to recover compared to the depressed levels recorded during the crisis.

The employment situation continues to improve. The unemployment rate was 13.2% during the third quarter of 2004 (-1.6% with respect to second quarter of 2004), falling down from levels of over 20%. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the slow-down in the declining trend that has been shown by the unemployment rate in recent quarters. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 44% of total population and indigence at levels of about 17%. Unemployment and public insecurity continue to be the two main demands of Argentine society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the special relationship that the government keeps with the credit entities and the difficult debt restructuring process. The dollar exchange rate remains at about $3.00 and latest fluctuations ranged from $2.95 to $3 per U.S. dollar. Capital outflows continue to revert, though at a slower pace than in the past, which may be to some extent due to the decrease in residents’ capacity to save hard currency. Although the MerVal index remained depressed because of the uncertain economic policy, it closed 2004 on the verge of 1,400 points, increasing by 27% in USA dollars during the year. The liquidity excess continues flowing to the emerging markets, in particular to investments in government securities and shares. Interest rates remain at low values, even at negative levels in real terms. The excess liquidity resulting from the increase in deposits and the slow pace in the expansion of loans generates low needs of funding in the local financial system. In addition, the issuance of Bills and Notes by the Central Bank of the Argentine Republic (“BCRA”) aimed at sterilizing the continuous issuance of currency continues to fix reference interest rates at low levels. Still, money supply margins have started to narrow and a tightening in monetary policy appears as the most probable future scenario.

Information not covered by auditor’s report

Legal and corporate Framework

•	Good Corporate Governance Practices

Aware of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of the Grupo Telefónica at the global level, the Company’s Board of Directors has implemented the following Good Corporate Governance actions.

The overriding principles of corporate governance at Grupo Telefónica are:

(i)	The maximization of the Company’s value in the interest of its shareholders,

(ii)	The crucial role of the Board of Directors in the Company’s management and administration, and

(iii)	Transparency of information in the company’s relationships with employees, shareholders, investors and customers.

Audit Committee

Pursuant to the provisions set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01, companies whose shares are listed in stock exchanges are required to create an Audit Committee. The Audit Committee is to hold sessions jointly with three or more members of the Board of Directors, whose majority must be made up by independent directors according to the criteria determined by the National Securities Commission.

Pursuant to the above, the Board of Directors of Telefónica Holding de Argentina S.A. resolved to:

	1.	Create the Audit Committee as set forth in the Regime of Transparency in Public Offerings as approved by Decree No. 677/01 and General Resolution No. 400/02 of the National Securities Commission.

	2.	Designate independent directors Messrs Víctor José Díaz Bobillo and Homero Braessas(a) as members of the Audit Committee, in conjunction with Juan Ignacio López Basavilbaso, a non- independent director.

	3.	Determine that the Audit Committee is to start holding sessions on May 28, 2004.

(a) Unfortunately Mr. Homero Braessas passed away. As his replacement, the Supervisory Committee appointed Carolina Sigwald.

On June 11, 2004, the Audit Committee resolved to approve its Charter and on July 16, 2004 it approved its Action Plan for the fiscal year.

As a preliminary measure, on December 17, 2002, the Board of Directors had created an Audit and Control Committee. It was an interim committee and its term of office expired as soon as the Company, in accordance with the provisions set forth in Decree No. 677/01, set up the Audit Committee.

Market Disclosure Rules

Along with their statutory obligations, Telefónica S.A. and Telefónica de Argentina S.A (“Telefónica” or “TASA”) have assumed a transparency commitment towards their shareholders, investors and the market in general, with a view to positioning Grupo Telefónica as the forerunner in transparency policies.

With this objective in mind, on August 8, 2003 Telefónica de Argentina S.A. issued several rules that set the basic principles for information disclosure control systems and processes aimed at ensuring that TASA’s material information is known by its top executives and management team, establishing

Information not covered by auditor’s report

also the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

•	Internal Rules of Conduct on Negotiable Securities

TASA has established internal rules of conduct on negotiable securities for the purpose of restricting the execution of transactions involving negotiable securities of the Grupo Telefnica by the top management and other employees with access to inside information. These rules provide: a) duties to disclose personal deals; b) the prohibition to make deals related to inside information; and c) treatment as confidential information.

On February 21, 2003, the Company approved the Rules on Registration, Reporting and Monitoring of Financial and Accounting Information, aimed at: a) maintaining control levels that ensure that the transactions and amounts included in the Company's financial statements are adequately reflected; b) maintaining any necessary processes to ensure that financial and accounting information is complete; c) carrying out adequate processes that ensure that the financial information is furnished and known by the members of the organization responsible for each relevant aspect; d) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information; e) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform accounting practices and criteria in the whole Grupo Telefnica; f) seeing and controlling that the transactions made among companies of the Grupo Telefnica are adequately identified and reported; g) maintaining adequate supervision processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

•	Internal rules of conduct for the Finance and Accounting areas.

According to these rules, the Chairman and the General Manager of TASA, as well as TASA's executive managers in charge of finance and accounting, must follow certain behavior guidelines such as: (i) preventing real or apparent vested interest conflicts in their personal or professional relationships, (ii) complying with regulations imposed on securities markets, especially the provisions referred to the use of inside information and market manipulation, (iii) acting on the basis of loyalty to the Company and its shareholders, irrespective of their own or third party interests in the event of a vested interest situation, (iv) acting with due diligence and loyalty, duly complying with internal control rules in order for information disclosed to the markets to be timely, complete, faithful, truthful, accurate and clear to ensure the protection of the interests of investors and compliance with the requirements imposed by the market in which the securities are listed, and (v) honoring the commitments to maintain as confidential the information that they may access in the discharge of their duties.

CORPORATE ISSUES

Activities, history and equity ownership

Telefónica Holding de Argentina S.A. (the “Company”) is a company engaged primarily in the telecommunications business (the “telecommunications business”) which it carries out through its related companies.

Information not covered by auditor’s report

As of December 31, 2004, the Company is engaged in the telecommunications business through a 50.0% interest in the ordinary capital stock of Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”), which in turn has a controlling stake in Telefónica, by holding 100% of Telefónica’s Class “A” shares (see Note 4. to the consolidated financial statements and Note 6.2. a) to the individual financial statements), and $40.2 million Telefónica’s Class “B” shares, representing approximately 62.5% and 2.3%, respectively, of Telefónica’s stock capital.

In addition, the Company has a 4.71% interest in the capital stock of Atlántida Comunicaciones S.A. (“Atco”). Atco is a holding company with direct and indirect interests in air TV channels and radios. The Company has also a 26.8% interest in AC Inversora S.A. (“AC”), a holding company that until July 4, 2002 had an indirect interest in air TV channels. (see Note 4.c to the Company’s individual financial statements).

As of December 31, 2004 and as a result of a series of transactions as described in Note 1. (“Agreement among the Company’s former principal shareholders and TESA”) and in Note 7.2. (“Voluntary stock capital reduction”) to the individual financial statements, the interest held by Telefónica Internacional, S.A. (“TISA”) in the Company’s capital stock amounts to 99.96% .

Dividend Policy

The Company expects to pay dividends on the basis of the maximum portion of its earnings for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which the Company may be subject. The distribution of these dividends is further contingent upon (i) such distribution being advisable as a matter of prudent business judgment; (ii) sufficient funds being available, and (iii) there being no significant restrictions on the ability of the Company to raise funds in the financial markets.

The impact of the devaluation of the peso on the Company’s net shareholders’ equity has compelled the Company to absorb accumulated unappropriated earnings. Therefore, and until the Company has liquid and realized earnings, it will be unable to proceed to any distribution of earnings.

Decision-making and internal control system

The Company’s decision-making process is governed by the decisions adopted by the Board and Shareholders’ Meetings.

In order to assess the effectiveness of internal controls over financial reporting, the Company has in place a general model of assessment. It includes a specific review of the main processes affecting financial reporting in two phases: a preliminary assessment to identify the Company’s processes feeding critical accounts and during which a preliminary analysis is carried out by identifying control activities currently applied, those that are necessary and those that are not still being implemented, as well as those that though currently applied are not reflected in the documented description of processes, followed by proposals for improvement in the design of existing controls. The second phase, assessment proper, verifies that the controls established in the prior phase are properly operational and proposes actions and improvements in internal control.

In the area of internal control, the Company has in place written rules and procedures, applied also to all the administrative services supplied by Telefónica.

Information not covered by auditor’s report

Directors and committees of Telefónica Holding de Argentina S.A.

☐	Regular Directors		☐	Supervisory Committee

	José María Alvarez Pallete	Chairman		Statutory auditors
	Mario Eduardo Vázquez	Vice chairman		Santiago Lazzati
	Juan Ignacio López Basavilbaso			Edgardo Sanguineti
	Angel Jiménez Hernández			Eduardo Llanos
Víctor José Díaz Bobillo
Alternate statutory auditors
☐	Alternate Directors			Jorge Héctor Martinez
María Cristina Sobbrero
	Juan Carlos Ros Brugueras			Roberto Aníbal Oneto
Manuel Álvarez Trongé
	Jaime Urquijo Chacón		☐	Audit Committee

☐	Board Secretary			Juan Ignacio López Basavilbaso
Víctor José Díaz Bobillo
	Manuel Álvarez Trongé			Carolina Sigwald (*)

(*) See comments made under Audit Committee

Directors’ compensation

Pursuant to the Company’s By-laws, the compensation of the Board of Directors is determined and approved by the Shareholders’ Meeting after the end of each fiscal year.

FINANCIAL ISSUES

Financing policy and financial position

As of December 31, 2004, the Company’s total liabilities amount to $1,925 million broken down as follows: $23 million in negotiable obligations (including the interest accrued as of that date), $1,896 million in debts to the Companies covered by Section 33 – Law No. 19,550 and related companies and $6 million in tax liabilities, accounts payable and miscellaneous debts.

Historically, the Company has met its funding requirements mainly with the cash dividends paid by Cointel, the other income related to the Companies covered by Section 33 – Law No. 19,550 and related companies, the proceeds of sales of its shareholdings and other assets and loans under different modalities.

The Company’s main source of income has traditionally been the dividends paid by Cointel. The latter paid to its shareholders the amount of $1,452 million (in the currency of origin) as cash dividends and dividends in kind from January 1, 1994 to December 31, 2001. Cointel did not pay any dividend whatsoever for the fiscal years ended December 31, 2003 and 2002. Nor has it paid dividends for the fiscal year ended December 31, 2004. Cointel’s main source of income is the cash dividend paid by Telefónica. Telefónica paid to Cointel dividends in cash for a total amount of $1,190 million (in the currency of origin) from January 1, 1994 to December 31, 2001. Telefónica did not pay any dividend whatsoever for the fiscal years ended December 31, 2003 and 2002. Nor has it paid dividends for the fiscal year ended December 31, 2004.

Information not covered by auditor’s report

In 1997 the Company started to collect revenues under the agreement made with TESA Arg. as mentioned in Note 5.c) (i) to the Company’s individual financial statements. In the course of 2004 and 2003, the Company collected $42 million and $52 million, respectively.

The Company applies its funds mainly to the payment of interest accrued by its financial loans and Negotiable Obligations. The Company did not distribute dividends for 2004 or 2003.

As of December 31, 2004, the principal balance still outstanding of the loan granted by TISA, after the capitalization of interest already mentioned, amounts to US$629 million (equivalent to $1,872 million as of December 31, 2004). As of December 31, 2004, uncapitalized accrued interest amounts to US$0.6 million (equivalent to $2 million as of December 31, 2004). The Company has assumed certain covenants as a result of having been granted the loan mentioned. The main covenants are related, inter alia, to limits on asset sales, limits on the creation of liens on certain assets, limits on the Company’s or any of its related parties’ ability to proceed to mergers or spin-offs except in certain specific instances. The loan also contains acceleration clauses that cause the immediate enforceability of the loan in the event of non-performance by the Company of the obligations assumed under the loan agreement, in the event of a change in control, non-compliance by the Company or by related companies with their obligations, changes in the Company’s main business, loss of the licenses obtained by the Company’s related parties, as well as in the event of alterations in the Company’s net worth and financial position which might have a materially adverse impact on the Company’s ability to meet the obligations assumed under the loan agreement or in the event of restrictions that might limit the Company’s ability to repay the loan. On July 26, 2004, an amendment to the loan agreement was made pursuant to which the existence of restrictions that might limit the Company’s ability to pay the loan granted by TISA no longer constitutes grounds for acceleration of maturity.

In addition, during the quarter January/March 2002, the Company was granted loans by Telefónica in the amounts of US$5.8 million (the “Loans in US$”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA. Pursuant to the assignment, Telefónica assigned the Loans in US$ to TISA. The amount assigned was US$5.8 million, including principal plus interest accrued as of April 26, 2002. The conditions imposed on that loan are similar to those described in the preceding paragraph. As of December 31, 2004, the book value of such loan amounts to US$7 million (equivalent to 22 million as of December 31, 2004) for principal plus interest accrued as of that date.

In relation to the above loans, TISA has notified the Company that until June 27, 2005 it shall not consider that any event has taken place leading to the application of the acceleration clause established in the agreements with TISA. In addition, some of the loan agreements currently in effect provide for events of maturity acceleration in case of certain court or out-of-court proceedings for an amount in excess of certain percentages of the Company’s (or relevant related company’s) net shareholders’ equity. The Company obtained a waiver in relation to such proceedings as of the date of issuance of these financial statements in force until January 1, 2006.

As of December 31, 2004, the Company’s current assets are lower than its current liabilities in an amount of $1,876 million, which amount includes approximately 99.6% ($1,896 million) in indebtedness to the controlling shareholder.

On December 28, 2004, the Board of Directors resolved to call a General Extraordinary Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately $2,046 million. In this regard, under a letter dated February 11, 2005, TISA gave notice to the Company of its intention to capitalize its loan up to that amount. Therefore, the Company considers that it will be able to revert its negative shareholders’ equity situation and maintain the normal conduct of its operations (see Note 12. to the consolidated financial statements for a description of the uncertainties related to Cointel’s ability to meet its short-term debt commitments).

Information not covered by auditor’s report
  Negotiable Obligations

  After repurchases and payments of its Negotiable Obligations, the Company has redeemed and retired approximately 98.5% of such Negotiable Obligations for a nominal value of $175 million and US$317.4 million. As a consequence of the process of issuance of Negotiable Obligations, the Company has assumed certain covenants customary in this type of transactions. The information prospectus related to the issuance of these Negotiable Obligations describes in detail the conditions for the issuance, which have been amended and/or eliminated in accordance with the authorizations granted by the General Extraordinary Meeting of Holders held on November 12, 2001. The main covenants in force as of the date of issuance of these financial statements are referred, among others, to: limits on the creation of liens with certain exceptions, filing of financial statements and other communications and reports and maintenance of governmental approvals (See Note 5.c.(ii) to the individual financial statements).

  On April 8, 2002, the Stock Exchange notified the Company that the authorization to have the Series C listed had been cancelled and that the authorization to have the Series B listed had been partially cancelled, in accordance with the request made by the Company, thereby reducing the authorization for listing to the amount of US$7.6 million.

  As of the date of issuance of these financial statements, the Company is in compliance with all the covenants assumed pursuant to the agreements related to the issuance of Negotiable Obligations and their amendments.

  Cointel’s Negotiable Obligations (amounts arising from Cointel’s consolidated financial statements as of December 31, 2004)

  The General Ordinary and Extraordinary Shareholders’ Meeting held on March 31, 1997 approved the creation of a Global Note Program for the issuance of simple Negotiable Obligations (the “Program”), not convertible into shares and for a maximum outstanding amount for the duration of the Program of US$800 million or its equivalent in other currencies, with ordinary guarantee, in different successive classes, cumulative or non-cumulative, pre-payable in cash or in kind by delivery of securities issued by other companies. Additionally, said shareholders’ meeting delegated in the Board broad powers for it to establish the timing, characteristics and remaining conditions of the issuance.

  In the framework of the Program, the Board of Directors of Cointel decided to issue two classes of Negotiable Obligations, Class A for US$225 million and Class B for $175 million (in the currency of origin), both with maturity on August 1, 2004. On July 3, 1997 the National Securities Commission approved the issuance. On July 24, 1997, Cointel placed the total issuance. The net proceeds of this transaction, amounting to approximately US$395 million, were applied to the refinancing of financial debts, maturing from January to September of 1998.

  On August 7, 2003, Telefónica proceeded to issue negotiable obligations for US$ 148.1 million, with maturity in August 2011 and an annual nominal interest rate of 8.85%, and cash payments for US$24 million and $4.6 million in exchange for Cointel’s negotiable obligations (Class A and Class B). In addition, Telefónica proceeded to issue 0.1 million of Peso-denominated Negotiable Obligations at 10.375% maturing in 2011 and converted to US Dollars on August 1, 2004, date on which they started to accrue an annual nominal interest rate of 8.85%, in exchange for Cointel’s Class B negotiable obligations. In addition, as described in Note 12. to the consolidated financial statements, Telefónica transferred Cointel’s securities acquired by Telefónica in the course of said exchange offer from TISA, in consideration for an equivalent reduction in the short-term financial loan granted by TISA to Telefónica.

  In the course of fiscal 2003, Cointel purchased Class A Negotiable Obligations for US$5.88 million, and on December 18, 2003, Cointel redeemed a portion of such securities amounting to US$4.88 million. As of December 31, 2003, Cointel maintained own Negotiable Obligations in its portfolio for a nominal amount of US$1 million.

Information not covered by auditor’s report

During the first half of fiscal 2004 Cointel made additional purchases of Class A Negotiable Obligations for a total nominal amount of US$18.1 million, and on June 28, and March 23 and 31, 2004, Cointel made three new prepayments in relation to the total Class A Negotiable Obligations in portfolio for a nominal amount of US$5.02 million, US$7.45 million and US$6.67 million, respectively. The net principal outstanding after such prepayments amounted to US$200.9 million.

On July 26, 2004, TISA granted to Cointel a loan for US$103 million, for Cointel to pay all its Class B Negotiable Obligations and the portion of Class A Negotiable Obligations held by third parties, plus interest accrued, both maturing on August 1, 2004. The proceeds obtained were settled in the foreign exchange market from July 26 to July 28 to be applied to the payment of such Negotiable Obligations at maturity.

In addition, on July 27, 2004, Cointel agreed with TISA to repurchase all the Class A Negotiable Obligations held by TISA for the purpose of retiring them, which occurred on the same date. In consideration for this repurchase, on July 28, 2004, Cointel signed a loan agreement with TISA for a total amount of US$171.4 million, an amount equivalent to principal plus the interest accrued by such Negotiable Obligations as of that date. This loan did not entail movements of funds.

Based on all the above, as of the date of issuance of these financial statements, Cointel has retired all its indebtedness in relation to principal and interest incurred under the negotiable obligations already indicated. (See Note 19 to the consolidated financial statements)

Telefónica’s Negotiable Obligations. (amounts arising from Cointel’s consolidated financial statements as of December 31, 2004)

•       Issuance of Negotiable Obligations under the Program

The shareholders’ meeting of Telefónica held on December 19, 2003 approved a global program (the “Program”) for the issue of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive classes, either cumulative or non-cumulative, for a maximum outstanding amount of $1.5 billion or its equivalent amount in other currencies, and delegated to the Board of Directors of Telefónica the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

On April 23, 2004, the Board of Directors of Telefónica resolved to issue the LESEP Class of Negotiable Obligations under the Program. Such issue took place on May 7, 2004, for a nominal amount of $ 163.3 million, maturing in May 2005, with zero coupon and an annual 8.05% cut-off return.

On October 28, 2004, Telefónica proceeded to issue the Second Class of Negotiable Obligations for $ 200 million under the Program. The issuance comprises a Series A for an amount of $134.8 million, at 365 days and with a rate of return of 8.25% and a Series B for an amount of $65.2 million at 548 days with an variable interest coupon based on the BADLAR rate + 2.4%, with a 7% annual nominal minimum and a 15% annual nominal maximum.

In addition, on December 13, 2004, the Board of Directors of Telefónica approved the issuance of a Third class of negotiable obligations under the Program for an amount of up to $ 250 million in one or more Series.

On February 11, 2005, Telefónica issued $250 million in Negotiable Obligations in two Series, a Fixed Rate Series at 365 days for $200 million with an 8% coupon and a Floating Rate Series at 730 days for $50 million with a variable coupon based on the interest rate calculated on the basis of the average return yielded by time deposits and published by the Argentine Central Bank (Tasa Encuesta) plus a differential margin of 2.5%, with a 7% annual nominal minimum and a 15% annual nominal maximum. The funds obtained are to be applied to the refinancing of liabilities.

Information not covered by auditor’s report

Summary of comparative balance sheet figures
(amounts in million pesos restated as described in Note 2.1 to the Company’s individual financial statements)

	12-31-04		12-31-03

Current assets	27		27
Non-current assets	786		920

Total Assets	813		947

Current liabilities	1,903		1,737
Non-current liabilities	22		22

Total Liabilities	1,925		1,759

Shareholders’ equity	(1,112)	(1)	(812)

Total	813		947

(1) See Note 8. to the Company’s individual financial statements.

Analysis of main changes in balance sheet captions

Assets decreased by 14% and the main cause for the variation has been a reduction in Long-term Investments, which decreased to $786 million as of December 31, 2004 from $920 million in 2003. The reason for the variation has been the depreciation of Cointel’s goodwill and the decrease of the Company’s investment in Cointel.

Current liabilities increased by 10% due to the increase in financial indebtedness from $1,731 million as of December 31, 2003 to $1,897 million as of December 31, 2004. Such increase is primarily due to the capitalization of interest accrued by the loan granted by TISA to the Company and the exchange differences originated by such indebtedness as a consequence of the increase in the exchange rate during the fiscal year as compared to the prior fiscal year.

Summary of comparative income statement figures
(amounts in million pesos restated as described in Note 2.1 to the Company’s individual financial statements)

	2004	2003

Gain/loss from investments in Companies under Section 33 –
Law No. 19,550 and related companies	(134)	98
Other income related to Companies under Section 33 – Law
No. 19,550 and related companies, net	33	40
Administrative expenses	(2)	(2)
Financial results	(197)	81

(Loss) Income for the year	(300)	217

Information not covered by auditor’s report

Analysis of main changes in income statement captions

The year closed with a loss amounting to $300 million compared to net income for $217 million in the prior fiscal year. The main reasons for the variation are as follows:

•	The Company’s interest in the income/loss of the Companies covered by Section 33 - Law No. 19,550 and related companies, which decreased to a loss of $134 million down from net income for $98 million in 2004 and 2003, respectively. These results reflect losses of $95 million and net income for $137 million in 2004 and 2003, respectively, attributable to the Telecommunications Business (See Note 2.2.b) to the Company’s individual financial statements) and include a $39 million loss in 2004 and 2003 that reflects the goodwill depreciation at Cointel. The change to a $134 million loss in 2004 down from net income for $98 million in 2003 attributable to the Telecommunications Business is a consequence of the variations sustained by Cointel and Telefónica in those fiscal years (see "Telecommunications Business " and "Macroeconomic situation and the Argentine Financial System ").

•	Financial results, which reflected a $197 million loss in 2004 and net income for $81 million in 2003. The variation between 2004 and 2003 is primarily due to a $278 million variation in financial results and results from holdings generated by liabilities to a $197 million loss in 2004 down from net income for $81 million in 2003 as a result of the impact of the depreciation of the peso on the net monetary position in foreign currency in the course of 2004 and its appreciation during 2003, which generated a $31 million loss in 2004 and net income for $255 million in 2003. During 2004 and 2003 the interest accrued by liabilities amounted to $166 million and $174 million, respectively.

Proposed (income) loss appropriation

•	Unappropriated prior-year loss	$(1,967) million

•	Net loss for the year	$(300) million

•	Unappropriated loss for the year	$(2,267) million

As of December 31, 2004, the Company carried unappropriated losses amounting to $2,267 million. For this reason, no earnings or dividends will be distributed.

Proposed Directors and Supervisory Committee fees

As regards the Board’s compensation, given the inexistence of earnings for the fiscal year and pursuant to the general principle laid down in Section 261 of Law No. 19.550, no compensation is to be paid to the members of the Board. However, having Messrs. Victor José Díaz Bobillo and Homero Braessas discharged technical-administrative duties, in the event of absence of earnings, there is a need to exceed the limit established by the legal provision mentioned, and therefore such compensations in excess of the legal limit must be expressly approved by the Shareholders’ Meeting and must therefore be included in the Agenda for the meeting, according to the specific terms required pursuant to Section 5, Chapter III of the Regulations of the National Securities Commission approved by General Resolution No. 368/01. For that purpose, the Board of Directors proposes compensation in the amount of $160,000 for such members.

As regards the members of the Supervisory Committee, the Board submits to consideration by the Shareholders’ meeting compensation in the amount of $72,000.

Information not covered by auditor’s report

THE COMPANY AND TELEFÓNICA’S PROSPECTS

     The Company’s main business consists in its indirect interest in Telefónica through Cointel. As a result, the information presented below in relation to prospects reflects Telefónica’s activities.

     After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate, the freeze on public utilities contracts and the renegotiation of the defaulted sovereign debt, which raise uncertainties regarding the development of the economic and political context. As far as the renegotiation of the country’s defaulted sovereign debt is concerned, the outcome or the effects it may have on the local financial market may not be predicted at present.

     During 2004 the telecommunications industry continued to adapt to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among other measures. Despite cash flow constraints, the existing installed capacity generated a level of competition that adversely affected the upsurge of prices in the industry.

Information not covered by auditor’s report

     In this scenario, the Company, Cointel and Telefónica maintain the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme for Telefónica;

•	achieving a predictable regulatory framework that enables it to develop its business and investment plans;

•	applying selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating Telefónica as a comprehensive supplier for corporate customers;

•	continuing leveraging Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services”;

•	maintaining adequate cash management and honoring assumed commitments;

•	encouraging Telefónica’s conversion into an organization oriented and committed to the customer; and

•	improving Telefónica’s external and internal image.

     In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of proposals or bills including:

1) a proposal for establishing the National Rules for Public Utilities (the “Proposal”). The Proposal defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Proposal seeks to introduce substantial changes in the regulatory framework under which Telefónica currently supplies its services. Should it become a law, it might be applicable to the renegotiation of public utilities contracts described above. The Proposal includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to the supply of the services must be transferred to the State upon the expiration of such term. At present, Telefónica renders its services under a perpetual license and has the title to the assets assigned to the supply of the services.

In addition, although the Proposal states that tariffs must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as tariffs (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential tariffs charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the discharge of obligations by the supplier, etc.

Information not covered by auditor’s report

2) a proposal that changes the treatment to be given to customers in arrears that was approved by the Upper House of the National Congress on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public utilities supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

     Telefónica cannot anticipate whether the above legislative proposals or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to Telefónica, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which Telefónica currently operates.

     There were macroeconomic improvements in Argentina as from the second half of 2003 and during 2004, including a slowdown in inflation and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002. In particular, Telefónica expects that the outcome of the renegotiations of tariffs with the Argentine government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years in conjunction with the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

     In particular, the Company’s, as well as Cointel’s and Telefónica’s, results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

     Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services that Telefónica currently supplies in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

     Additionally, Telefónica intends to continue developing the Customer Commitment Program, launched in 2004. Thanks to this program, Telefónica has been undergoing a deep transformation, becoming a fully commercial-oriented company that considers customer satisfaction to be a key vehicle for profitable and sustained growth.

     In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products corporate users of different sizes through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

     Telefónica considers that the implementation of these long and short-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and mitigating the adverse effects of growing competition.

THE BOARD OF DIRECTORS

Item 2

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

2

     MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant's Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) for the years ended December 31, 2004 and 2003. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles adopted by the National Securities Commission (Comisión Nacional de Valores, “CNV”), which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos as described in Note 2.1. to the Company's unconsolidated financial statements.

Multiple Holding Company Structure

The Company is primarily engaged, through joint-controlled companies (See Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina.

As of December 31, 2004, the Company conducts its Telecommunications Business through its 50.0% interest in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 4.a) to the Company's unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the Company's consolidated financial statements and 6.2. a) to the Company's unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of December 31, 2004, the Company holds a 4.71% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b) to the Company's unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c) to the Company's unconsolidated financial statements).

The Company looks to TESA’s global media affiliate, Telefónica de Contenidos S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of December 31, 2004, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TESA” and in Note 7.2. to the Company's unconsolidated financial statements, Telefónica Internacional, S.A. (“TISA”)'s equity interest in the Company amounts to 99.96% . (See Note 7.1 to the unconsolidated financial statements).

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company´s capital stock, representing 84.7% of the Company's total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA's wholly owned subsidiary, all of TESA´s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. to the Company's unconsolidated financial statements, TISA´s equity interest in the Company, increased from 80.9% to 99.96% .

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As part of the Contract, and according to the transactions provided therein and in certain related agreements, Shosa, a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b) to the unconsolidated financial statements of the Company), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH Acquisition Co. (“ACH”), and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the Company's unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c)(i) to the Company's unconsolidated financial statements.

As of the date of issuance of the accompanying financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the current macroeconomic situation and financial system in Argentina

After the institutional, political, economic, financial and social crisis that took place in late 2001 and 2002, Néstor Kirchner, belonging to Justicialist Party (“PJ”), assumed in as President of Argentina on May 25, 2003. In the second half of 2003, authorities were elected for executive and legislative offices and the PJ not only controls most of the provincial governorships but also has absolute majority in both Houses of the Argentine Congress.

Given this normalization in the scenario, the institutional and political uncertainty inherited by his administration has been dispelled to a large extent. However, the current degree of balance in the internal forces of the PJ is not clear regarding the incoming legislative elections scheduled for October 2005.

Relationships between the government and international credit entities are virtually at a standstill until the completion of the restructuring process of the defaulted sovereign debt, moment in which the negotiation of a new agreement should start in view of the non-approval of the third revision of targets during 2004. Even though this fact there was certain quietness in the markets, because the government announced that it will continue to meet principal and interest maturity payments, thus avoiding a new default in payment international entities, similar to the one that took place in 2002 with the Inter-American Development Bank (“IDB”). Although this special relationship allows the government more freedom to complete the debt restructuring, it would not be an external payment policy sustainable over time. Even though quantitative keep being surpassed, certain qualitative targets are still under discussion, including: (i) debt restructuring, (ii) the renegotiation of contracts with privatized utility companies, (iii) the level of primary surplus, (iv) the discussion and approval of a Federal Tax Sharing Law, (v) the compensation to the financial system, among other measures. Anyhow, the Tax Liability Law that was enacted by the National Congress has been applied in the approval of the 2005 National Budget, and several provinces have already adhered to the law. Besides, the quasi-currencies were retired from monetary circulation.

As far as the renegotiation of the defaulted sovereign debt is concerned, the government has not improved the terms and conditions of the exchange offered in its prior presentation made in June 2004 in Buenos Aires. At that time the government had proposed an approximate cut-off -measured at present value- of about 75%. The government has now acknowledged a principal amount of debt subject to reestructuring of US$ 81.8 billion and unpaid interest thereon of US$ 18.2 billion as of December 31, 2003, that was the date set for the issuance of the new securities, totalizing an eligible debt of US$100 billion. The government will apply on that amount a 53% nominal reduction of the principal (by issuing only US$38.5 billion in new bonds, in case of an acceptance lower than 70%) and a 100% nominal reduction of interest; i.e. an average nominal reduction of about 62% of the eligible debt. In the case of an acceptance of over 70%, the government will issue an additional amount of US$5 billion in PAR Bonds, therefore lowering nominal reduction figures. Although the average repayment schedule has remained unchanged, interest rates have been reduced. Both the currencies (USA dollars, Euros, Japanese Yens and Argentine pesos adjusted by the Benchmark Stabilization Coefficient (“CER”)) and the legal jurisdictions (United States, England, Japan and Argentina) were simplified to a number of four. Since international interest rates have declined, favoring emerging countries, the discount at present value benefits the Argentine offer, almost offsetting the setback in the rest of the conditions.

Through this last offer the government seeks to obtain over 70% of acceptance by the creditors although there are still complaints and pressures from the main groups of bondholders who pursue an improvement of the official

4

offer, as in their opinion it is arbitrary and unilateral. For a start, the government reached an understanding with the domestic institutional creditors (Pension and Retirement Management Funds (“AFJPs”), Mutual Funds (“FCIs”), Insurance Companies and Commercial Banks) for them to accept the official offer and elect the Quasi-Par Bond, which assures a minimum threshold of initial acceptance of over 30%.

Anyhow, despite the persistence of the default and the non-regularization of several areas in the economy, the domestic activity continues recovering at a fast pace. In 2003 the real Gross Domestic Product (“GDP”) increased by 8.8% per annum and in the first nine-month period of 2004 the real GDP also rose at the same pace: 8.8% per annum, and standed at absolute levels very close to those recorded at the time of economic growth occurred in 1998. Inflation is also under control; retail prices measured by the Consumer Price Index (“CPI”) increased by 6.1% in 2004, while wholesale prices measured by the Wholesale Internal Price Index (“WIPI”) increased by 7.9% during the same period.

Employment situation continues to improve. The unemployment rate reached 13.2% during the third quarter of 2004 (-1.6% with respect to second quarter of 2004), falling down from levels of over 20%. But the increase in the activity rate, i.e., the population that enters the labour market looking for a job, is the main reason for the deceleration of the declining trend that has been experienced in the unemployment rate in the last quarters. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 44% of the total population and indigence at levels of about 17%. Unemployment and public insecurity continue to be the two main demands of Argentine society, but the latter, together with the picketer conflict are the ones that have increased the most during the last quarters.

As far as the main financial variables are concerned, the situation seems stabilized despite the volatility resulting from the special relationship that the government keeps with the credit entities and the difficult debt restructuring process. The dollar exchange rate remains at about $ 3.00 and latest fluctuations ranged from $2.95 - $3 per U.S. dollar. Capital outflows continue to revert, though to some extent it has been motivated by the residents’ lower savings capacity. Although the MerVal index remained depressed because of the uncertain economic policy, it closed 2004 on the verge of 1,400 points, increasing 27% in USA dollars during the year. The liquidity excess continues flowing to the emerging markets, in particular to investments in government securities and shares. Interest rates remain at low values, and even stand at negative levels in real terms. The excess liquidity resulting from the increase in deposits and the slow pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins have started to become narrower and a tightening monetary policy appears as the most probable future scenario.

The prospects for the next months anticipate an economic activity that will continue to recover though at a slower pace than in the near past, basically due to the convergence of internal restrictions derived from a smaller installed capacity in the manufacturing industry and greater problems in the power supply, and a decrease in external stimulation in terms of volume demanded and lower commodity prices. Regarding the price scenario, the retail inflation rate is around 7% on a December/December basis -within the target range proposed by the BCRA for 2005- and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and by the conflict in the Middle East. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record slight declines. Finally, in the financial markets the Peso is expected to maintain its pressure towards an appreciation against the United States dollar, while interest rates would tend to increase, though slightly, following the dynamics of the international rate with a view to maintaining the level of internal savings. Both the variable and fixed income market will fluctuate hand in hand with the outcome of the debt restructuring process and the volatility that implies the special relationship existing between the government and the credit entities.

TAX MATTERS

The National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

Income Tax

Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer prices in international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or

5

other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in Telefónica’s balance sheet for commercial purposes. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with the Republic of Argentina to avoid international double taxation.

Value Added Tax

Law No. 25,865, published in the Official Bulletin on January 19, 2004, amended the regulations applicable to Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) invoicing of the tax increase in the billing of telecommunication services to persons under the Simplified Scheme to be eliminated.

Pursuant to Decree No. 806/04, this law shall come into force on July 1, 2004. The AFIP regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No 1,695, 1,697 and 1,699.

Under General Resolution No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3337 of the DGI from 5% to 3% and from 2.5% to 1.5%, and increased from 426 to 710 and from 852 to 1,420, respectively, the limit for applying the withholding.

Social Security Contributions

Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to 6,000 with respect to contributions accrued until September 30, 2004; to 8,000 from October 1, 2004 to March 31, 2005; to 10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

6

Royalties to be paid to municipalities for public space occupancy

In May 2004 the lower house of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

Telefónica considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the CNV. The preparation of financial statements in accordance with generally accepted accounting principles requires the Company's Management to make estimates. Ultimate results could differ from those estimated if the Company's estimates used in those estimates do not actually occur.

The Company believes the following represents the Company’s, Cointel’s and Telefónica’s most relevant accounting policies. The Company's accounting policies are more fully described in Note 2. to the Company's unconsolidated financial statements and in Notes 2., 12. and 13. to the Company's consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

  the recoverability of the goodwill generated by the Company's investment in Cointel, based on the Company's management’s current estimates of future cash flows (see Note 2.2. b) to the Company's unconsolidated financial statements);

  the depreciable lives for each category of fixed assets. Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica's Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as to its results of operations. Telefónica’s Management estimates about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

  the evaluation of fixed assets and limited life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value which for a prolonged lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, the Company, Cointel and Telefónica must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to obtain from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica uses the expected cash flow method in accordance with accounting principles in Argentina. The Company, Cointel and Telefónica believe that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Telefónica's Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Telefónica Management's estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation. In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. Telefónica develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

7

Telefónica’s fixed assets have been valued based on their recoverable value on the basis of Telefónica’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in Note 4. to the Company’s consolidated financial statements, the main macroeconomic variables have shown stabilization. In the opinion of Telefónica’s Management based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefónica will obtain future cash flows to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. to the Company's consolidated financial statements, Telefónica will continue monitoring the projected situation forecasted and will assess the effect of any new future developments;

  the creation of reserves for contingencies in Telefónica assessed as likely by its management, based on its estimates and the opinion of its legal counsel (see Note 10. to the Company's consolidated financial statements with respect to unreserved contingencies);

  the Company’s, Cointel's and Telefónica's Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel's and Telefónica's ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making their assessment, the Company’s, Cointel's and Telefónica's Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the trends. In accordance with the accounting principles in force, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, 1) considering the effects of economic and foreign exchange regulation carried out by the Government in 2002, and 2) considering the statutory limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results including the related to the effect of the final outcome of the pending tariff renegotiation (see Notes 4. and 9.1. to the Company's consolidated financial statements), the Company, Cointel and Telefónica have booked an allowance against its net balance of deferred tax assets, whose recovery depends on the generation of future taxable income;

  the creation of allowances in Telefónica, amounting to 159 million pesos set up to cover doubtful accounts based on Telefónica’s estimates regarding the terms and conditions of their potential future collection; and

  Telefónica’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. Telefónica’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, currently in default, because its recoverability is not currently guaranteed by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. Telefónica’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see Note 13. to the Company's consolidated financial statements).

The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the Company's financial statements and the reported amounts of revenues and expenses during the year being reported. Final results may differ from those estimated by the Company’s Management. See Notes 2.1. , 2.4. to the Company's unconsolidated financial statements and 4., 9., 12. and 13. to the Company's consolidated financial statements.

Among other issues, the financial statements contemplate the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them.

8

Comparison of the Company's Results of Operations for the years ended December 31, 2004 and 2003 (Figures stated in millions of Argentine pesos and restated as described in Note 2.1 to the Company's unconsolidated financial statements)

All references made below to 2004 and 2003 are to the years ended December 31, 2004 and 2003, respectively.

	2004	2003

Equity interests in Section 33 - Law 19,550 companies and related parties	(134)	98
Other income relating to Section 33 - Law 19,550 companies and related
parties, net	33	40
Administrative expenses	(2)	(2)
Financial gains and losses	(197)	81

Net (loss) income for the year	(300)	217

Equity Interests in Section 33 - Law 19,550 companies and related parties

The Company’s equity interests in related parties decreased to a loss of 134 million in 2004 from a gain of 98 million in 2003. Such results reflect a loss of 95 million in 2004 and a gain of 137 million in 2003, attributable to the Telecommunications Business (see Note 2.2. b) to the Company's unconsolidated financial statements) and include losses of 39 million in 2004 and 2003, related to the depreciation of the goodwill on its investment in Cointel.

The variation in the Company's equity in earnings of ownership interests in related parties attributable to the Telecommunications Business to a loss of 134 million in 2004 from a gain of 98 million in 2003, was due principally to the changes in Cointel’s and Telefónica’s results for such years. (See Telecommunications Business and Evolution of the Current Economic Situation in Argentina).

Other income relating to Section 33 Law 19,550 companies and related parties, net

Other income relating to Section 33 Law 19,550 companies and related parties decreased by 7 million in 2004 as compared to 2003. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TESA Arg.”) (see Note 5.c)(i) to the Company's unconsolidated financial statements).

Administrative Expenses

Administrative expenses include: (i) legal and auditors' fees, (ii) tax on bank checking account transactions, (iii) miscellaneous administrative expenses. Administrative expenses remained in 2 million in 2004 as well as in 2003.

Financial gains and losses

The Company's financial gains and losses, net, amounted to a loss of 197 million in 2004 and a gain of 81 million in 2003.

The variation in 2004 as compared to 2003 was principally due to a variation of 278 million in financial and holding losses generated by liabilities to a loss of 197 million in 2004 from a gain of 81 million in 2003 due to the impact of the depreciation of the peso on the net monetary position in foreign currency during 2004 and it's appreciation during 2003, which resulted in a loss of 31 million in 2004 and a gain of 255 million in 2003. During 2004 and 2003 interest and financial charges on liabilities amounted to 166 million and 174 million, respectively.

9

Net (loss) income for the year

As a result of the factors described above, the Company had a net loss of 300 million in 2004 and a gain of 217 million in 2003.

Company's Liquidity and Capital Resources

As of December 31, 2004, the Company's total liabilities amount to 1,925 million, which consist of 23 million in Negotiable Obligations (including interests accrued as of that date), 1,896 million of payables to Section 33 - Law 19,550 companies and related parties and 6 million in tax liabilities, other payables and short-term accounts payable.

Historically, the Company has funded its capital requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets, and different kind of borrowings.

The Company’s principal source of cash has traditionally been dividends paid to it by Cointel, which paid to its shareholders an aggregate of 1,452 million (at historical values) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2003 and 2002 or during the year ended December 31, 2004. Cointel’s principal source of cash revenues is the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate 1,190 million (at historical values) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2003 and 2002 or during the year ended December 31, 2004.

In 1997 the Company began receiving income under the agreement with TESA Arg. mentioned in Note 5.c)(i) to the Company's unconsolidated financial statements. During 2004 and 2003, the Company collected 42 million and 52 million, respectively.

The Company uses its funds mainly to pay interest on its financial debt and Negotiable Obligations. During 2004 and 2003 the Company did not pay dividends.

On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company Negotiable obligations (see Note 9. to the unconsolidated financial statements). Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million.

On June 24, 2004, the Company and TISA entered into an amendment to the loan agreement whereby they agreed that the due for principal is semiannual and that interest capitalization will continue being monthly, setting the differential for the first period in 9% per annum. Additionally, on July 26, 2004, the Company and TISA agreed that differential for the second period would be 5.5% per annum, which it has remained unchanged for the following periods. On December 27, 2004 the loan agreement was amended and it was agreed that capitalization of interest will be made on a six-month basis. In accordance with what was mentioned before, as of December 31, 2004 the balance of the principal related to TISA's loan, after the interest capitalization mentioned above, amounted to US$629 million (equivalent to 1,872 million as of December 31, 2004). As of December 31, 2004 the accrued non capitalized interests are US$ 0.6 million (equivalent to 2 million as of December 31, 2004). In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if any of the Company's affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts. On July 26, 2004, the loan agreement was modified by eliminating the clause that stipulated its early termination in case of restrictions that could limit the Company’s capacity to make payments to TISA under the agreement.

10

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. The terms of such loan are similar to those of the loan mentioned in the previous paragraph. As of December 31, 2004, the book value of such loan amount to US$7million (equivalent to 22 million as of December 31, 2004), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised the Company that until June 27, 2005 the creditor shall not consider that an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of the accompanying financial statements, covering until January 1, 2006.

As of December 31, 2004, the Company’s current assets are lower than current liabilities for an amount of 1,876 million, the latter including approximately 99.6% (1,896 million) of debt owed to the Company’s controlling company.

On December 28, 2004, the Board of Directors resolved to call a General Extraordinary Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. In this regard, under a letter dated February 11, 2005, TISA gave notice to the Company of its intention to capitalize its loan up to that amount. Therefore, the Company considers that it will be able to revert its negative net worth position and continue the regular development of business (see Note 12. to the consolidated financial statements concerning the uncertainty regarding Cointel’s capacity to meet its short-term debt commitments).

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2. b) to the Company's unconsolidated financial statements.

11

Telecommunications Business

Comparison of Cointel's Unconsolidated Results of Operations for the years ended December 31, 2004 and 2003 (Figures stated in million of Argentine pesos restated as described in Note 2.1. to the Company's unconsolidated financial statements).

As of December 31, 2004, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel's total votes.

All references made below to 2004 and 2003 are to the years ended December 31, 2004 and 2003.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2004 and 2003. The Company believes that such financial information rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2004	2003

(Loss)/Income on equity investment in Telefónica	(27)	240
Financial gains and losses, net	(156)	38
Administrative expenses	(1)	(1)

Net (loss)/income for the year	(184)	277

(Loss)/Income on equity investment in Telefónica

Income on equity investment in Telefónica decreased to a loss of 27 million in 2004 from a gain of 240 million in 2003. This decrease was due to the variation in Telefónica’s net income in such years (see “Comparison of Telefónica's Consolidated Results of Operations for the years ended December 31, 2004 and 2003”). Income on equity investment in Telefónica includes a loss of 23 million in 2004 and 2003 related to the depreciation of the goodwill on Cointel's investment in Telefónica.

Financial Gains and Losses, net

Financial Gains and Losses, net decreased to a loss of 156 million in 2004 from a gain of 38 million in 2003, representing an increase in the loss of 194 million. This variation was due to (i) the impact of the depreciation of the peso on the net monetary position in foreign currency during 2004 and its appreciation during 2003, which resulted in a loss of 21 million in 2004 and a gain of 158 million in 2003, and (ii) an increase of interest charge that amounted to a loss of 131 million in 2004 and of 119 million in 2003 and (iii) the increase in the bank debit and credit tax which was a loss of 4 million in 2004 and 1 million in 2003, as during the last fiscal year Cointel repaid its Notes, generating an increase in such tax.

Net (Loss)/Income for the year

As a result of the factors described above, Cointel had a loss of 184 million in 2004 and a gain of 277 million in 2003.

Comparison of Telefónica’s Consolidated Results of Operations for the years ended December 31, 2004 and 2003 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the Company's unconsolidated financial statements).

As of December 31, 2004, the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which in turn controls Telefónica, through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock, consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83% .

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All references made below to 2004 and 2003 are to the years ended December 31, 2004 and 2003, respectively.

	2004	2003

Net revenues	3,047	2,750
Cost of services provided	(1,936)	(1,992)
Administrative expenses	(334)	(352)
Selling expenses	(190)	(163)
Loss on equity investments	(1)	(3)
Financial Income/(Loss) and holding income/(loss), net	(462)	236
Other expenses, net	(137)	(71)

Net (Loss)/Income for the year	(13)	405

EBITDA (1)	1,722	1,536

Lines installed (in thousands)	4,615	4,571
Lines in service (in thousands)	4,329	4,169
Lines in service per 100 inhabitants	25.1	24.4
Lines in service per employee	494.3	477.2
(1) EBITDA is defined as operating income/(loss) plus depreciation.

Telecommunication Rate Regulation

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the AMBA ("Buenos Aires Multiple Area"). Pursuant to Resolution SC No.304/03, the Secretary of Communications (“S.C.”) established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The NEP by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

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Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, which term was further extended to December 31, 2005 by Law No. 25,972. The NEP shall be responsible for submitting the renegotiation proposals to the National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the NEP shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the licensee companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which eventually did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)   Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)   Internet access service in all its provincial centers at discount prices.

c)   Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Letter of Understanding, the S.C. issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

Pursuant to Resolution No. 261, it is approved Telefónica's promotional offer of telephone access through non-geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

As of the date of issuance of these financial statements, both the S.C. and the CNC are analyzing the implementation of the services described in paragraph c) already mentioned. In the opinion of Telefónica's management, the application of the issues mentioned in subparagraphs a), b) and c) shall not have a significant impact on Telefónica's future results.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the

14

economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls as well as the procedures to be followed to collect such compensation.

15

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly IPC in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime shall not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefónica’s financial condition and future results, and consequently on Cointel’s and the Company’s. As of the date of issuance of the accompanying financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

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Net Revenues

Net revenues increased by 10.8% to 3,047 million in 2004 from 2,750 million in 2003.

The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the average plant.

The following table shows operating revenues in millions of pesos by category of services for the years ended December 31, 2004 and 2003 restated as described in Note 2.1 to the Company's unconsolidated financial statements.

	2004	2003

	(in million of Argentine pesos)
Basic telephone service
Measured service	857	807
Monthly basic charges (1)	719	666
Special services	459	380
Installation charges	45	32
Public phones	188	180
Access charges	388	323
International long-distance service	108	105
Direct lines	84	83
Publishing telephone directories	73	64
Other	126	110

Total	3,047	2,750

(1) Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, and to customers of other operators routed through Telefónica’s networks as well as other operators’ networks. In this last case, Telefónica invoices and receives revenues for the termination of those calls (included in “Access charges” revenues), and pays to the other operators the cost of using their network (see operating costs “Fees and Payments for Services”).

Measured service increased in 50 million or by 6.2% to 857 million in 2004 from 807 million in 2003 The variation was mainly due to a 6.6% increase in the total average number of billable lines and an approximately 2.3% increase in average local and domestic long distance consumption by line; these increases were partially offset by an approximately 30% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

Monthly basic charges increased in 53 million or by 8% to 719 million in 2004 from 666 million in 2003. The variation was mainly due to a (i) an increase in Telefónica’s average number of billable lines, which generates increases for approximately 10 million, (ii) an increase in revenues from supplementary services for 16 million, mainly due to the increase in lines in service of approximately 11%, and (iii) a reduction in the average number of lines out of service with regard to last year that generates an increase in the monthly basic charge.

Special services increased in 79 million or by 20.8% to 459 million in 2004 from 380 million in 2003. The variation was mainly due to an increase: (i) 63 million in the number of ADSL users which represents an 82%, (ii) in prepaid cards of 4 million, (iii) in services to suppliers of audiotext services and free calls of 4 millions, and (iv) in services to other operators for approximately 10 million.

Revenues from installation charges increased in 13 million or by 40.6% to 45 million in 2004 from 32 million in 2003. The variation was due to: (i) a 38% increase in line connections, partially offset by a drop in the average price per connection, (i) an increase in connection of public telephones of 2%, and (iii) an increase of 286% in ADSL connections.

Revenues from public phones increased in 8 million or by 4.4% to 188 million in 2004 from 180 million in 2003. The variation was due to an 9.4% increase in the average number of lines for public telephony service, principally due to an increase in the number of third-party owned phone booths, partially offset by a decrease in the average traffic by public telephone line

17

Telefónica invoices and collects income resulting from call termination of other operators through Telefónica’s Network, and pays to the other operators the cost of using their networks (see operating costs “Fees and Payments for Services”).

Revenues resulting from network access (interconnection) in 2004 amounted to 388 million, which, compared to 323 million in 2003, represent an increase in 65 million or by 20.1% . The variation mainly results from a 27% increase in interconnection traffic, in particular with mobile telephone companies, partially offset by the recognition of income in 2003 relating to pricing agreements executed with the operators (see Note 2.1. l) to the Company's consolidated financial statements).

International long-distance service revenues increased in 3 million or by 2.9% to 108 million in 2004 from 105 million in 2003. This variation was mainly due to an approximately 7% increase in customers’ outgoing traffic and by an increase in incoming traffic with international carriers of approximately 20%; these effects were partially offset by a decrease in the price to customers and accounting rates and correspondent’s average prices of a 7% and a 6%, respectively.

Revenues from Direct Lines were 84 million in 2004 and 83 in 2003 which represents a variation of 1 million or 1.2% .

This is mainly due to an increase in average prices, which depend on the transmission capacity and the distance of lines, offset by a 3% decrease in the number of direct digital lines in service.

Revenues from the publishing of telephone directories increased 9 million or by 14.1% to 73 million in 2004 from 64 million in 2003. This is mainly due to an increase in advertising investment by customer.

“Other” income increased to 126 million in 2004, from 110 million in 2003 which represents an increase of 14.5% (16 million). This variation is mainly due to an increase in services rendered for approximately 10 million in connection with IT assistance services and invoicing and collections services and other income services of 5 million.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased by 1.9% to 2,460 million in 2004 from 2,507 million in 2003.

The following table shows the breakdown of expenses for the nine-month periods ended September 30, 2004 and 2003 (net of intercompany eliminations), in million pesos restated as described in Note 2.1. to the Company's unconsolidated financial statements.

	2004	2003
	(in million of Argentine pesos)

Salaries, social security taxes	409	359
Depreciation of fixed and intangible assets (1)	1,135	1,293
Fees and payments for services	589	508
Material consumption and other expenses	71	58
Allowance for doubtful accounts	(40)	(13)
Sales cost	24	26
Management fee	68	86
Other	204	190

Total	2,460	2,507

(1) Excluding the portion corresponding to financial expenses.

The main variations of operating cost refer to:

Salaries and social security taxes increased by 13.9% (50 million) to 409 million in 2004, from 359 million in 2003. The variation was mainly due to salary raises granted by Telefónica to the employees, both those included and not included in the collective bargaining agreement, and additional non-wage allowances granted in 2004, including the effect relating to agreements between Telefónica and the labor unions that represent the employees under the scope of the collective labor agreement, which occurred in December 2004. This increases were slightly offset by a decrease in Telefónica’s average headcount, to 8,747 in 2004 from 8,867 in 2003.

18

The productivity index, measured as lines in service by employee grew from 477.2 in 2003 to 494.3 in 2004, which represents approximately a 3.6% increase.

19

Total depreciation and amortization presented a decrease to 1,135 million in 2004, from 1,293 million in 2003. The decrease was mainly due to the assets that were no longer depreciated in 2004, mainly transmission, switching and radio equipment, partially offset by the depreciation of investments in fixed assets applied in 2004.

Fees and service charges increased by 15.9% (81 million) to 589 million in 2004 from 508 million in 2003. In relation to the above mentioned variation, the following increases should be highlighted: (i) fees for technical services and IT of 7 million due mainly to increase in hired capacity with service suppliers; (ii) commissions to outsourced commercial offices for 10 million, mainly due to the increase in activity (iii) temporary personnel expenses of 12 million, mainly due to the increase in the number of employees hired under these conditions and the salary rises granted by a Decree issued by the National Executive Power; (iv) charges for interconnection with other operators for 11 million as a result of the contract renegotiation, which were made later June 2003, and an increase of the consumption during 2004; (v) security, communication and traveling expenses in an amount of 5 million; (vi) network maintenance expenses of 16 million, mainly due to higher charges for repairs originated due to theft of cables, higher preventive maintenance and increased prices of hired suppliers; (vii) advertising expenses in an amount of 28 million due to an increase in mass media advertisements and telemarketing campaigns and an increase in average cost of advertising. These increases were partially offset by a reduction in building maintenance and refurbishment expenses of 5 million, mainly due to the completion of the refurbishment works at the new Company’s headquarters in 2003 and a decrease in consulting expenses in an amount of 3 million.

Costs for material consumption and other supplies increased from 58 million in 2003 to 71 million in 2004, which represents a 22.4% increase. The variation is mainly due to an increase in the maintenance work carried out in Telefónica’s external plant resulting from an increase in the average number of lines in service (approximately 3.83% for lines in sevices and 172% for ADSL connections).

The change in the charge of income for the allowance for doubtful accounts can be summarized as follows: (i) in 2004 the allowance for doubtful accounts was of 65 million, that compared to 66 million in 2003, represents a decrease of 1 million; and (ii) a total recovery of 105 million was recorded in 2004, that includes 20 million of collection of past-due customers as of December 31, 2003, that compared to 79 million in 2003, represents an increase of 26 million. These variations resulted from the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new collection recoverability plans implemented by Telefónica.

Sales costs, net of capitalizations in relation to directory publishing decreased from 26 million in 2003 to 24 million in 2004, which represents approximately a decrease of 7.7% . The charge to income for cost of sale of equipment, telephone accessories and other supplies decrease 3 million from 17 million in 2003 to 14 million in 2004. This variation is due to the decrease of the number of ADSL modem units sold due to the fact that since June 2004 they have been delivered under gratuitous loan.

The charge to income for management fees dropped from 86 million in 2003 to 68 million in 2004, representing a 20.9% reduction. This is mainly due to a drop in the percentage applicable to determine the obligation (from 9% to 4%) since May 2003 as described in Note 4. to the Company’s consolidated financial statements, partially offset by approximately a 5% increase in the income considered for fee calculation.

The charge to income of other operating costs increased from 190 million in 2003 to 204 million in 2004, representing an 7.4% increase. The variation is mainly due to: i) an increase in the tax on bank and checking account transactions and other taxes and municipal rates of 16 million, resulting mainly from an increase in bank transactions and an increase in Telefónica’s revenues, tax base of certain rates, and ii) an increase in transportation expenses of 4 million. This increase is partially offset by a 9 million decrease in lease charges as a result of the relocation to the new Telefónica headquarters the termination of leases of vehicles.

Other Expenses, Net

Other expenses, net increased from 71 million in 2003 to 137 million in 2004, representing a 93% increase. This variation was mainly due to an increment in the charges for Accrual for contingencies originated in developments occurred in the proceedings and legal actions pending during 2004, partially offset by the decrease in personnel termination charges.

20

Financial Gains and Losses

In 2004 and 2003 interest capitalized totaled 8 million in each year (see Note 2.1.g) to the Company's consolidated financial statements). For the year ended on December 31, 2004 net financial gains and losses amounted to a loss of 462 million and a gain of 236 million, respectively, representing a decrease in such charges of 698 million. This reduction was mainly due to the $827 million negative difference resulting from the effect of changes in the exchange rate experienced in both fiscal years, from a gain of $760 million in 2003 due to the appreciation of the peso against foreign currencies, to a loss of $ 67 million in 2004 due to the devaluation of the peso. In addition, interest and financial charges, decreased by 86 million, to a loss of 380 million in 2004 from a loss of 466 million in 2003, mainly due to a decrease in the average exchange rate in this year, a decrease in financial payables and of the interest rate applied to the debt of Telefónica with its indirect controlling company (TISA) partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Net income for the period

Net income decreased from a gain of 405 million in 2003 to a loss of 8 million in 2004, mainly due to the variation of financial charges produced by exchange differences.

MAIN SHAREHOLDERS

As of December 31, 2004 the Company's main shareholder is TISA, with a 99.96% of the total capital stock. See Agreement between the Company’s Former Principal Shareholders and TESA and Note 7.2 to the Company's unconsolidated financial statements as of December 31, 2004.

PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the unemployment rate, the freeze on public utility contracts, and the renegotiation of the public debt, which raise uncertainties regarding the development of the economic and political context. As concerns the renegotiation of defaulted sovereign debt, neither its outcome nor the effects it might have on the local financial market can be anticipated.

During 2004, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company, Cointel and Telefónica have the following management priorities for the short and medium term:

  obtaining a clear tariff adjustment scheme to Telefónica;
  achieving a predictable regulatory framework that enables them to develop their business and investment plans;
  expanding selective criteria to expenditures and investment projects;
  further strengthening the traditional fixed telephony business by increasing the number of residential customers;
  consolidating Telefónica as a comprehensive supplier for corporate customers;
  maintaining the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;
  maintaining an adequate cash management, honoring assumed commitments;
  encouraging Telefónica’s conversion into a customer-focused organization; and
  improving Telefónica’s external and internal image.

In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills, including:

21

1) a bill for establishing the National Rules for Public Utilities (the “Proposal”). The Proposal defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Proposal seeks to introduce substantial changes in the regulatory framework under which Telefónica currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Proposal includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, Telefónica renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Proposal states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier, etc.

2) a bill that changes the treatment to be given to customers in arrears that was approved by the Upper House of the National Congress on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

Telefónica cannot anticipate whether the above legislative projects or other future regulatory proposals will be finally enacted or will form part of the regulatory framework applicable to Telefónica, or whether they will be enacted as currently drafted or in any other way that could have a higher or lesser effect on the conditions and framework under which Telefónica currently operates.

There were macroeconomic improvements in Argentina from the second semester of 2003 and 2004, including a deceleration of the inflation and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002. In particular, Telefónica expects that the outcome of the renegotiations of tariffs with the Argentine Government and how the government will regulate tariffs, may have a material effect on the results of its operations in future years in company of the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company's, Cointel's and Telefónica’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because their primary assets and revenues are denominated in pesos while substantially the totality of their liabilities are denominated in U.S. dollars.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services that Telefónica currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In addition, it is Telefónica’s intention to continue developing the Customer Commitment program started during this year, through which Telefónica started a turnaround towards becoming a fully commercially oriented company that places customer satisfaction as a key piece for a profitable and sustained growth.

In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. Telefónica also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic situation.

Item 3

English translation of the report originally issued in Spanish in accordance with auditing standards generally accepted in Argentina, except for references to note 10 to the unconsolidated financial statements, the addition of chapter 5 of this report, and the omission of the paragraphs of the Spanish version related to formal legal requirements for reporting in Argentina.

REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
TELEFONICA HOLDING DE ARGENTINA S.A.
Av. Ingeniero Huergo 723, Planta Baja
Ciudad Autónoma de Buenos Aires

1.  Identification of the financial statements subject to the audit

a) We have audited the balance sheets of Telefónica Holding de Argentina S.A. (“the Company” - an Argentine Corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the fiscal years ended on such dates, together with their Notes 1 to 10 and Exhibits C, E, G and H, stated in millions of pesos.

b) We have also audited the supplementary information presented in Chart I, consisting in the consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and its controlled subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and cash flows for the fiscal years ended on such dates, together with their Notes 1 to 20 and Exhibits A to H, stated in millions of pesos.

The financial statements and other documents mentioned above constitute information prepared and issued by the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report on them, based on the audit we conducted within the scope mentioned in chapter 2 of this report.

2.  Scope of work

Our audit was conducted in accordance with generally accepted auditing standards in Argentina, as adopted by the Professional Council of Economic Sciences of the City of Buenos Aires ("CPCECABA"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the significant information contained in the financial statements taken as a whole are free of material misstatement, prepared in accordance with generally accepted accounting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and includes assessing the application of accounting principles used and, as part of them, the fairness of the significant estimates made by management.

1

We did not audit the financial statements of Telinver S.A. as of December 31, 2004 and 2003, which were used by Telefónica de Argentina S.A. (“Telefónica”, a company over which the Company has indirect joint control) to value its investment in such subsidiary by the equity method and to prepare the consolidated financial statements of Telefónica with its subsidiary as of December 31, 2004 and 2003. The financial statements of Telinver S.A. were audited by other auditors who issued an unqualified audit report, dated February 14, 2005, which has been provided to us by the Company, in which they state that their opinion on the financial statements as of December 31, 2003, dated January 30, 2004, was qualified for an uncertainty about Telinver S.A.'s ability to continue as a going concern, that such situation has favorably evolved, and that consequently, their opinion dated February 14, 2005 on the financial statements as of December 31, 2003 differs from the one originally issued. Our opinion included in chapter 4 of this report, with regard to Telinver S.A.’s figures, is based on the report of those auditors.

3.  Explanatory paragraphs

a) As described in note 9.1 to the accompanying consolidated financial statements, since the beginning of 2002, Telefónica has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 4 to the accompanying consolidated financial statements describes that although Telefónica has adopted several initiatives to mitigate the current impact of this matter on Telefónica’s financial position, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions might not continue to be stable because, in Telefónica’s Management opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of Telefónica’s economic and financial equation. The Company has described in the above-mentioned note 9.1 that, if as a result of Telefónica’s tariff re-negotiation, future rates evolve at a pace that does not allow restoring Telefónica’s economic and financial equation, such rate system could have an adverse impact on Telefónica’s financial condition and future results and, consequently, on Cointel and the Company.

b) On February 11, 2004, we issued our audit report on the Company’s financial statements as of December 31, 2003 expressing a qualified opinion relating to the uncertainty that, as described by the Company in such financial statements, whether the Company’s indirect ownership interest in Telefónica’s recorded amounts of fixed assets and minimum presumed income tax credit and the ownership interest in the goodwills related to that investment as of December 31, 2003 of $2,376 million, $27 million and $692 million, respectively, were fully recoverable, depended on the final effect that the outcome of the service rates renegotiation might have on Telefónica’s economic and financial equation and, consequently, on Cointel and the Company, and that the Company, Cointel and Telefónica were not able to assure, as of that date, whether they would be able to obtain sufficient funds to meet their short-term debt obligations, and therefore, that their ability to remain as going concerns depended on the outcome of that uncertainty. Additionally, such audit report also stated that the Company had a negative shareholders’ equity as of December 31, 2003 and that the Company could not provide any assurance that, should the situation of negative shareholders’ equity have remained beyond the suspension period of item 5 of section 94 of the Argentine Business Associations Law No. 19,550, its shareholders would have decided to capitalize the Company in order to restore its capital stock, nor that the Company, consequently, would have been able to maintain the normal course of its operations. Such report also expressed that the Company calculated that its negative shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $874 million and $134 million, respectively, had the figures been restated for inflation in accordance with professional accounting standards, which differed from the applicable accounting standards adopted by the National Securities Commission (“CNV”).

2

As described in note 4 to the accompanying consolidated financial statements, changes in main macroeconomic variables, such as growth in the economy, evolution of the exchange rate and inflation show positive signals. Therefore, in opinion of the Company, Cointel and Telefónica’s Management, there is a scenario of higher certainty, due to, among other factors, a relative stabilization in the Peso equivalent amounts of the foreign currency denominated consolidated debt, the financing obtained by Telefónica and the gradual reduction of the Telefónica’s short term debt, and the Company’s majority shareholder intention to capitalize its loan with the Company up to the amount of $2,046 million, as mentioned in note 5.c) (ii) to the unconsolidated financial statements. Consequently, our opinion as of the date of this report on the financial statements as of December 31, 2004 and 2003 does not include any qualifications related to the recoverability of the assets of the Company, Cointel and Telefónica, to the settlement of short term debts of the Company and Telefónica, and to the negative shareholders’ equity situation of the Company (see paragraph c) and d) of chapter 3).

c) As described in note 8 to the unconsolidated financial statements, as of December 31, 2004, the Company has a negative shareholders’ equity of $1,112 million, and it is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of section 94 of the Argentine Business Associations Law No. 19,550. The Company states in that note that on December 28, 2004, the Board of Directors resolved to call to a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by Telefónica Internacional, S.A. (“TISA”, majority shareholder) with the Company, for an amount of up to approximately $2,046 million. In this regard, such note explains that according to a letter dated February 11, 2005, TISA notified the Company of its intention to capitalize its loan up to that amount. Therefore, the Company considers that it will be able to revert its situation of negative shareholders’ equity, and, consequently, with respect to this matter, would be able to maintain the normal course of its operations (see paragraph d) of this chapter).

d) As explained in note 12 to the consolidated financial statements, as of December 31, 2004, Cointel’s current assets are lower than its current liabilities in $1,459 million, the latter including a 99.6% ($1,454 million) of debt owed to TISA, shareholder of the Company and Cointel. Consequently, as of the date of issuance of this report, Cointel’s ability to meet its short term liabilities will depend on TISA’s continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which up to date are not available in sufficient amounts for Cointel.

The financial statements of the Company and Cointel as of December 31, 2004 have been prepared assuming that those companies will continue as going concerns. The above-mentioned uncertainty raises a substantial doubt about the ability of Cointel and, consequently, of the Company to continue as going concerns. The financial statements referred to in chapter 1 of this report do not include any adjustments or reclassifications that might result from the outcome of such uncertainty.

4.  Opinion

In our opinion, based on our audit and the report issued by other auditors mentioned in chapter 2 of this report, and subject to the effects, if any, that might derive from the outcome of the uncertainty referred to in paragraph d) of chapter 3 of this report, the financial statements as of December 31, 2004 and 2003 referred to in chapter 1, present fairly, in all material respects, the Company s financial position as of December 31, 2004 and 2003 and the results of its operations, shareholders’ equity and cash flows for the fiscal years ended on such dates, in accordance with applicable accounting principles adopted by the CNV, which differ from professional generally accepted accounting principles in Argentina as described in paragraph b) of chapter 3.

3

5. As explained in note 10 to the unconsolidated financial statements, the accompanying financial statements are the English translation of those originally issued in Spanish and are presented in accordance with accounting principles adopted by the CNV. Certain accounting practices of the Company used in preparing the accompanying financial statements conform with accounting principles adopted by the CNV, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires, February 14, 2005

DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO A. ALLEMAND
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 103 – F° 223

4

Item 4

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s
Discussion and Analysis of Financial
Condition and Results of Operations
as of and for the years ended December 31, 2004 and 2003

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.
Registered Address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires

FISCAL YEARS No. 29 and No. 28

BEGINNING JANUARY 1, 2004 and 2003

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

–	Of the articles of incorporation: October 25, 1976.
–	Of the last change to the bylaws: March 31, 2004 (1).

Registration number with the “Inspección General de Justicia” (the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, Buenos Aires.

Principal business: Holding Company.

Controlling shareholding percentage of the Company's capital stock: 99.96% . (See Note 7.1. to the unconsolidated financial statements)

Controlling shareholding percentage of the Company's total votes: 99.97%.

Capital structure: See Note 7.1. to the unconsolidated financial statements.

(1) See Note 7.2. to the unconsolidated financial statements.

MARIO EDUARDO VAZQUEZ
Vice President
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated Financial Statements as of and for the years ended
December 31, 2004 and 2003

(Chart I)

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

     Amounts stated in millions of Argentine pesos restated as
described in Note 2.1. to the unconsolidated financial statements

	December 2004	December 2003

CURRENT ASSETS
Cash and banks (Note 3.1.a)	8	9
Investments (Exhibits C and D)	130	168
Trade receivables (Note 3.1.b)	162	125
Other receivables (Note 3.1.c)	69	91
Inventories (Note 3.1.d)	3	7
Other assets (Note 3.1.e)	2	2

Total current assets	374	402

NONCURRENT ASSETS

Trade receivables (Note 3.1.b)	2	6
Other receivables (Note 3.1.c)	82	59
Investments (Exhibit C)	2	9
Fixed assets (Exhibit A)	3,298	3,671
Intangible assets (Exhibit B)	34	41

Subtotal noncurrent assets	3,418	3,786

Goodwill on investment in companies (Note 3.1.f)	641	692

Total noncurrent assets	4,059	4,478

Total assets	4,433	4,880

CURRENT LIABILITIES

Trade payables (Note 3.1.g)	213	210
Bank and other financial payables (Note 3.1.h)	3,229	3,373
Payroll and social security taxes payable (Note 3.1.i)	40	37
Taxes payable (Note 3.1.j)	52	42
Other payables (Note 3.1.k)	35	40
Reserves (Exhibit E)	2	2

Total current liabilities	3,571	3,704

NONCURRENT LIABILITIES

Trade payables (Note 3.1.g)	34	35
Bank and other financial payables (Note 3.1.h)	1,272	1,299
Payroll and social security taxes payable (Note 3.1.i)	8	9
Other payables (Note 3.1.k)	15	23
Reserves (Exhibit E)	133	110

Total noncurrent liabilities	1,462	1,476

Total liabilities	5,033	5,180
MINORITY INTEREST IN TELEFONICA	486	489

COINTEL'S PREFERRED CAPITAL STOCK AND ACCUMULATED
PREFERRED DIVIDENDS (Note 6.)	26	23

SHAREHOLDERS' EQUITY	(1,112)	(812)

Total liabilities, minority interest in Telefónica, Cointel's preferred capital
stock and shareholders' equity	4,433	4,880

     The accompanying Notes and supplementary statements (Notes 1. to 20. and Exhibits A to H)
and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A.
are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vice President
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS

ENDED DECEMBER 31, 2004 AND 2003

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated
in Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	December 2004	December 2003

NET REVENUES (4)	1,523	1,375

COST OF SERVICES PROVIDED (Note 3.1.l)	(968)	(996)

Gross profit	555	379

ADMINISTRATIVE EXPENSES (Exhibit H)	(169)	(178)

SELLING EXPENSES (Exhibit H)	(95)	(81)

DEPRECIATION OF GOODWILL (Note 3.1.f.)	(51)	(51)

OTHER INCOME RELATING TO SECTION 33 BUSINESS ASSOCIATION LAW
COMPANIES AND RELATED PARTIES, NET (Notes 2.2.g) and 5.a). to the
unconsolidated financial statements)	33	40

Subtotal	273	109

LOSS ON EQUITY INVESTMENTS	(1)	(2)

HOLDING AND FINANCIAL INCOME (LOSS) ON ASSETS, NET (1)
Exchange differences	3	(37)
Interest and financial charges	16	30
Holding gains from derivative instruments	2	2
Inflation loss on monetary accounts	-	(1)
Holding Gain/(loss) from Patriotic Bond (Exhibit E)	2	(30)

HOLDING AND FINANCIAL INCOME (LOSS) ON LIABILITIES, NET (2)
Exchange differences	(77)	751
Interest and financial charges	(440)	(498)
Inflation gain on monetary accounts	-	2
Holding (losses)/ gains from derivative instruments	(1)	11
Other (see Note 3.1.m)	(14)	(13)

OTHER EXPENSES, NET (Exhibit H)	(68)	(36)

Net (loss) income for the year before income tax, tax on minimum presumed income
and minority interest in Telefónica	(305)	288

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.1.k)	3	-

MINORITY INTEREST IN TELEFONICA	2	(71)

Net (loss) income for the year	(300)	217

Net (loss) earnings per share for the year (3)	(0.74)	0.53

(1)	Corresponds mainly to current investments, trade receivables, other receivables and inventories.
(2)	Corresponds mainly to trade payables, bank and other financial payables and other payables.
(3)	Basic and diluted earnings per share. See Note 2.2.h to the unconsolidated financial statements.
(4)	See Note 2.1.l to the consolidated financial statements.

     The accompanying Notes and supplementary statements (Notes 1. to 20. and Exhibits A to H)
and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A.
are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vice President
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

     TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

     Amounts stated in millions of Argentine pesos restated
as described in Note 2.1. to the unconsolidated financial statements

CHANGES IN CASH AND CASH EQUIVALENTS	December 2004	December 2003

Cash and cash equivalents at end of year (6)	134	177
Cash and cash equivalents at beginning of year	177	203

Decrease in cash and cash equivalents	(43)	(26)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net (loss) income for the year	(300)	217
Adjustments to reconcile net (loss) income for the year to net cash provided by operating activities:
Income Tax	(3)	-
Financial loss/(income) (2)	475	(300)
Depreciation of fixed assets	564	642
Material consumption	28	18
Depreciation of intangible assets	9	12
Depreciation of goodwill	51	51
Cost of goods sold	25	23
Holding losses/(gains) on derivatives instruments	(1)	(14)
Holding gains on Patriotic Bond	(3)	-
Increase in allowances and reserves (3)	96	94
Loss on equity investments	1	2
Minority interest in Telefónica	(2)	71
Changes in assets and liabilities:
Trade receivables	(59)	2
Other receivables	15	4
Inventories	(25)	(22)
Current Investments	3	-
Trade payables	(16)	(13)
Payroll and social security taxes payable	2	(4)
Taxes payable	23	22
Other payables	(9)	2
Allowances and reserves	(40)	(1)
Interest collected	7	14
Payment of tax on minimum presumed income	(22)	(38)

Total cash flows originated by operating activities	819	782

Cash flows used in financing activities:
Increase in bank and other financial payables	314	66
Payment of bank and other financial payables	(736)	(477)
Payment of interest and related taxes	(245)	(317)
Increase in intangible assets (4)	(1)	(8)

Total cash flows used in financing activities	(668)	(736)

Cash flows used in investing activities:
Purchases of fixed assets (5) (7)	(194)	(71)
Financial trust	-	(1)

Total cash flows used in investing activities	(194)	(72)

Total decrease in cash and cash equivalents	(43)	(26)

(1)	Cash and Current investments with maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 8 million and 126 million, respectively, as of December 31, 2004, (ii) 9 million and 168 million, respectively, as of December 31, 2003 (cash at the beginning of the year) and (iii) 26 million and 177 million, respectively, as of December 31, 2002 (cash at the beginning of the year 2003).
(2)	Net of 1 million and (23) million in 2004 and 2003, respectively, corresponding to the exchange difference (net of monetary gain (loss) if applies) originated by cash and cash equivalents in foreign currency.
(3)	It does not include increases/decreases of allowance for net deferred tax assets.
(4)	In 2003, net of 1 million financed by trade payables.
(5)	In 2004 and 2003, net of 20 million and 22 million, respectively, financed by trade payables.
(6)	In 2004 the cash at end of the year does not include 4 million corresponding to Other investments (see Notes 2.1 b) and 17. to the consolidated financial statements).
(7)	In 2004 net of 5 million of transfers from inventories to fixed assets.

     The accompanying Notes and supplementary statements (Notes 1. to 20. and Exhibits A to H)
and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A.
are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND COMPARATIVE INFORMATION

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.1. to the unconsolidated financial statements.

1. BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. ("the Company") discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of December 31, 2004 and 2003 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 19 of the Governance Board of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest, line by line their balance sheets as of December 31, 2004 and 2003 and their statements of operations and cash flows for the years ended on December 31, 2004 and 2003, with the consolidated balance sheets as of December 31, 2004 and 2003, and the statements of operations and cash flows for the years ended on December 31, 2004 and 2003, respectively, included in the consolidated financial statements of Compañía Internacional de Telecomunicaciones S.A. ("Cointel") and their subsidiaries Telefónica de Argentina S.A. ("Telefónica") and Telinver S.A. (“Telinver”) over which the Company has joint control according to RT No. 5 (modified by RT No. 19).

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company's equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

2. BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1. Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled companies have been prepared in accordance with accounting principles consistent to those used by the Company (See Note 2.2. to the unconsolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are as follows:

a) Cash, banks and deposits:

– In local currency: stated at nominal value, including financial income/expense accrued through the end of each year, if applicable.

– In foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b)  Current Investments:

– Investments in mutual funds: measured at their net realization value.

– Intelsat: interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization ("Intelsat")) as of December 31, 2004, was accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 17). As of December 31, 2003 this investment was recorded in Non-Current Investments.

c)  Receivables and payables:

– Trade receivables include services provided and settlements with foreign correspondents, both billed and accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. Telefónica includes as a receivable the portion accrued as of each year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it is likely that it will recover it.

- Prepaid services include payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See Note 8. to the consolidated financial statements) are accrued and recorded in the statement of operations by Telefónica during the year in which such increases occur.

– “Patriotic Bond”: This bond has been valued for at its estimated recoverable value, recording an allowance for impairment as of December 31, 2004 and 2003 as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. The Company considered for the valuation of this bond the fair value of bonds in comparable situation (see Note 13. to the consolidated financial statements).

– Tax Credit Certificates (“TCC”): were accounted for, as of December 31, 2003, at face value in US dollars “pesified” at the rate of $1.40=US$ 1 plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of the year, which do not differ significantly from the measurement at the discounted value based on the rate of the instrument.

– Universal Service contribution (see Note 15. to the consolidated financial statements): Telefónica calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with Telefónica’s estimates of the amounts payable within each

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by Telefónica as receivable in the period/year in which its reimbursement is approved by such entity.

d) Inventories:

Raw materials, telephony equipment, other equipment intended for sale (including telephone accessories and prepaid cards) and supplies: raw materials and supplies are related to paper for printing directories and have been accounted for at replacement cost, which does not exceed their estimated realizable value. Equipment has been accounted for at the replacement cost up to the limit of its estimated realizable value.

Directories in edition process have been accounted for at their production cost adjusted for inflation as described in Note 2.1. to the unconsolidated financial statements. This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year.

e) Other assets:

Other assets include buildings no longer used in Telefónica’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f) Investments:

– Telefónica's interest in E-Commerce Latina S.A. (“E-Commerce”) as of December 31, 2004 and 2003 was accounted for by the equity method based on the financial statements as of such dates, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

– Other investments:

– New Skies Satellites: As of December 31, 2003 Telefónica valued its interest on the basis of the US dollars amount of paid-in capital, stated at the exchange rate applicable for its settlement, prevailing at the end of the year, up to the limit of its interest valued by the equity method, determined in accordance with the latest financial information available. On July 19, 2004, the Special Shareholders’ Meeting of New Skies Satellites N.V. decided the liquidation of the company and the sale of 100% of its assets to “The Blackstone Group” subsidiaries. Telefónica accounted for to the liquidation and sale of its interest in New Skies Satellites N.V. in the current fiscal year, which has not had a significant impact as a result of the transaction.

– Financial trust: corresponds to the value of the certificates of participation subscribed by Cointel in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 14. to the consolidated financial statements). Such certificates were valued at the subscription value paid by Cointel up to the limit of their recoverable value. They are expected to be recovered over a term in excess of one year.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

g)  Fixed assets:

Fixed assets have been valued at their transfer price restated as described in Note 2.1. to the unconsolidated financial statements, depreciated by the straight-line method over their remaining useful lives. The cost of work in process, whose construction extends over a period of time, includes the financial cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the fiscal years ended December 31, 2004 and 2003 amounts to 4 million.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates depreciation charge based on the adjusted remaining useful life in accordance with Telefónica's related assets replacement plan.

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica's Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projection based on the latest trends. As explained in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of Telefónica’s management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefónica will obtain future cash flows enough to recover the balances corresponding to fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, Telefónica will continue to monitor the projected situation and will assess the effect of any new future developments.

h)  Intangible assets and goodwill on investment in companies:

In addition to what is described in Notes 2.2 b) and c) to the unconsolidated financial statements, intangible assets as of December 31, 2004 and 2003 correspond to:

  Cointel's goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel's increase in Telefónica’s equity interest from 51.0% to 56.2% generated during the year ended September 30, 1998 as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel depreciates this goodwill over a 240-month term by the straight-line method.

  The recoverability analysis of the goodwill's booked value generated by the direct investment in Cointel and the indirect investment in Telefónica as of December 31, 2004 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely future cash flows, considering current information and Telefónica’s future service rates estimates. As described in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown stabilization. In the opinion of the Company’s management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, future cash flows to recover the balances corresponding to goodwill, that as of December 31, 2004 amounts to 641 million may be obtained. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, the Company’s, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)
  The license related to the data transmission business, including the authorizations to use the “B” Band, has been restated as described in Note 2.1. to the unconsolidated financial statements, and is depreciated by the straight-line method over a 10-year term.

  Trademarks and the license to use the logo were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated depreciation which is calculated based on the remaining duration of the Telinver contract, until October 2007.

  Deferred expenses are those incurred in connection with the issuance of negotiableobligations and have been restated as mentioned in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. These expenses include the amount related to the “authorization fee” in connection with waivers g ranted by the holders of Telefónica's negotiable obligations which are depreciated on a straight-line basis through maturity. The portion of expenses related to Telefónica's original part of the issuance of negotiable obligations that has been settled in the exchange offer on August 7, 2003 has been fully amortized in the year ended December 31, 2003 based on the number of bonds actually exchanged through the referred exchange offer. (See Note 11. to the consolidated financial statements).

  The licenses to use links have been valued at the acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated by the straight-line method over 15 years, the term of the license.

  The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in Note 2.1. to the unconsolidated financial statements and are depreciated as from October 1, 1997 through September 30, 2007 and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

  The non-competition clause has been valued at its acquisition cost and is depreciated by the application of the straight-line method in a 7-year period.

i) Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica's Management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of December 31, 2004, the amount booked for such purpose is 135 million.

j) Financial instruments:

Telefónica uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. Dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the U.S. Dollar for these obligations paying for this coverage a fixed percentage. In addition, as of December 31, 2004 and 2003 Telefónica uses, and has used during these years, other financial instruments, such as currency forward contracts and call and put options on US dollars in order to eliminate fluctuation in the cash flows of its debts in US Dollars with respect to the Argentine Peso. Telefónica values the covered obligations at each year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

k) Income tax and Tax on minimum presumed income: (Figures according to Cointel's consolidated financial statements as of December 31, 2004, except for the composition of the deferred tax balances and the reconciliation)

Cointel and Telefónica record income tax by application of the deferred method, in accordance with the considerations described in Note 2.2. e) to the unconsolidated financial statements.

Deferred tax assets result mainly from the temporary differences arising principally from allowances and financial charges that are not yet deductible for tax purposes and mainly from tax loss carryforwards. Deferred tax liabilities result from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of fixed assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, Telefónica applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statement of operations.

Telefónica’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering its estimates, Telefónica’s Management take into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect latest trends. In accordance with accounting principles in force, Telefónica must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal statute of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related to the possible effect of the outcome of the pending tariff renegotiation (see Note 4. and 9 to the consolidated financial statements), Telefónica has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income. Additionally, Telinver has decided to reverse partially the balance of the net tax asset reserve in an amount of 5 million, considering that the variables affecting the future tax results related to the evolution of the exchange rate has been reduced.

According to Law No 25,561, which is described in Note 2.2. e) to the unconsolidated financial statements, Telefónica's foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for each U.S. dollar was approximately 750 million, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million were computed for tax purposes in the year ended December 31, 2004, while 300 million will be carried forward and applied to offset taxes in equal amounts over the next two years. Cointel’s foreign exchange tax loss was approximately 122 million, of which approximately 54 million were computed for tax purposes until the year ended December 31, 2003, while the remaining amount will be carried forward and applied proportionally to offset taxes until December 31, 2006, accordingly to the related legislation.

As of December 31, 2003, Cointel, Telefónica and Telinver had a tax loss carryforward balance of approximately 3,835 million (1,342 million at 35% tax rate), that could be applied, in each company’s particular case, to offset future income tax charges until 2007, according to Cointel's financial statements. For the year ended December 31, 2004, Cointel has estimated a tax loss carryforward of approximately 169 million. Furthermore, in such year, Telefónica has estimated a consolidated taxable income in the income tax of approximately 432

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

million (428 million corresponding to Telefónica); that could be offset with tax loss carryforwards existing at the beginning of the current year of Telefónica.

Tax loss carryforward
(in million of pesos
Available until	in historical value)

2004	60
2005	68
2006	795
2007	2,912

3,835

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	December 31, 2004		December 31, 2003

Deferred tax assets
Common income tax loss carryforwards	976	(1)	1,077
Specific income tax loss carryforwards	44		61
Exchange differences deductible in future fiscal years	90		136
Allowance for doubtful accounts	24		37
Accrual for contingencies and other non-deductible
allowances and accruals	81		78

	1,215	(2)	1,389	(2)
Allowance for deferred tax assets (Exhibit E)	(1,147)	(2)	(1,315)	(2)

Subtotal	68		74

Deferred tax liabilities
Fixed assets	(55)		(61)
Dismissal accrual for tax purposes	(7)		(7)
Other liabilities	(3)		(6)

Subtotal	(65)	(2)	(74)	(2)

Total	3		-

(1)	Includes 45 million originated by the Company's and Cointel's estimated tax loss carryforward and is net of 75 million of income tax estimated by Telefónica and Telinver for year ended December 31, 2004, that offset previous years tax loss carryforwards.
(2)	As of December 31, 2004, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA has resulted in a reduction of those balances of 5 million, 2 million and 3 million, respectively. As of December 31, 2003, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 18 million, 1 million and 17 million, respectively.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The following is the reconciliation of the income tax as charged to the consolidated statement of operations and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	December 31,

	2004	2003

Net (loss) income before tax at statutory income tax rate	(105)	76

Permanent differences:

Non-deductible expenses	126	10
Inflation restatement effect	97	120
Reversal of allowance for deferred tax assets	(168)	(248)
Goodwill depreciation	17	17
Non used tax loss carryforward	31	-
Effect of minority interest in Telefónica	(1)	25

Total income tax	(3)	-

Telefónica has determined a minimum presumed income tax charge for the year ended December 31, 2004 in the amount of 11 million (calculated considering the Company's indirect ownership in Telefónica) that was included in the caption “Other non-current receivables” as Telefónica’s management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as tax on minimum presumed income credit have been measured at discounted value, based on Telefónica’s tax projections.

For the years ended December 31, 2004 and 2003, Cointel has determined a tax on minimum presumed income charge in the amount of approximately 54,565 and 13,070, respectively, which were charged to income of each year.

l)  Statement of operations accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services are recognized in the period in which all necessary conditions are met to consider them as revenues. Sales for the years ended on December 31, 2004 and 2003 include approximately 3 million and 25 million, respectively, corresponding to the one time effect of this type of agreements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telinver's management recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of December 31, 2004 and 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 5.7 million and 3.3 million, respectively.

3. BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

3.1 Breakdown of the main accounts

The main accounts of the consolidated financial statements as of December 31, 2004 and 2003 and the consolidated statements of operations for the years ended December 31, 2004 and 2003 were made up as follows, restated as described in Note 2.1. to the unconsolidated financial statements (foreign currency balances are presented in Exhibit G):

a) Cash and banks:

	December 31, 2004	December 31, 2003

Banks	8	9

Total	8	9

b) Trade receivables:

	December 31, 2004		December 31, 2003

	Current	Noncurrent	Current	Noncurrent

Past due (1)	84	7	89	10
Current	152	-	144	-

Subtotal (2)	236	7	233	10
Allowance for doubtful accounts (Exhibit E)	(74)	(5)	(108)	(4)

Total	162	2	125	6

(1)	As a result of refinancing of past-due receivables, about 4 million during each year of refinanced receivables are disclosed as current receivables as of December 31, 2004 and 2003, respectively.
(2)	In 2004 and 2003, includes 12 million and 4 million, respectively corresponding to related companies (see Note 7.2. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10 to the unconsolidated financial statements)

c)  Other receivables:

	December 31, 2004			December 31, 2003

	Current		Noncurrent	Current		Noncurrent

Guarantee deposits	1		-	2		-
Prepayments to vendors	1		-	1		-
Related companies receivables	39	(7)	-	54	(1)	1 (6)
Financial prepayments	5		-	5		-
Financial instruments (2)	1		2	1		1
Advance paid expenses	1		-	-		-
Prepaid services (3)	7		-	8		1
Tax credit certificates	-		-	8		-
Legal deposits	4		-	2		-
Tax on minimum presumed income	-		63	-		45
Patriotic Bond (4)	-		42	-		41
Net deferred tax assets (5)	-		1,150	-		1,315
Prepaid insurance	1		-	1		-
Granted guarantees	-		-	1		-
Other tax credits	-		-	1		-
Other	10		-	7		-

Subtotal	70		1,257	91		1,404
Allowance for net deferred income tax
assets (Exhibit E) (5)	-		(1,147)	-		(1,315)
Allowance for impairment of Patriotic
Bond (Exhibit E) (4)	-		(28)	-		(30)
Allowance for other receivables (Exhibit E)	(1)		-	-		-

Total	69		82	91		59

(1)	See Note 7.2. to the consolidated financial statements.
(2)	See Note 12. to the consolidated financial statements.
(3)	See Note 8. to the consolidated financial statements.
(4)	See Notes 2.1.c) and 13. to the consolidated financial statements.
(5)	See Note 2.1.k) to the consolidated financial statements.
(6)	Corresponds to a Cointel's credit with Telefónica Internacional Holding B.V. (“TIHBV”) (see Note 7.1. to the consolidated financial statements).
(7)	Includes 12 million with other related companies as detailed in Note 7.2. to the consolidated financial statements and 27 million with Telefónica S.A Sucursal Argentina ("TESA Arg.") (see Note 5.c)(i) to the unconsolidated financial statements).

d) Inventories:

	Current

	December 31,	December 31,
	2004	2003

Raw materials and supplies	-	1
Directories in edition process	1	1
Telephone equipment and other
equipment	4	9

Subtotal	5	11
Allowance for impairment in value
and slow turnover (Exhibit E)	(2)	(4)

Total	3	7

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)
e) Other assets:

	Current

	December 31, 2004	December 31, 2003

Real property intended for sale	2	2

Total	2	2

f) Goodwill on investment in companies:

	Original value	Depreciation			Net book value

	At beginning/ end of year	At beginning of year	For the year	Accumulated at end of year	As of December 31, 2004	As of December 31, 2003

Goodwill - Cointel	804	273	39	312	492	531
Goodwill - Telefónica	225	64	12	76	149	161

Year ended December 31, 2004	1,029	337	51	388	641

Year ended December 31, 2003	1,029	286	51	337		692

g) Trade payables:

	December 31, 2004		December 31, 2003

	Current	Noncurrent	Current	Noncurrent

Vendors, contractors and
correspondents (1)	149	1	144	-
Management fee (2)	35	-	38	-
Billing on account and behalf of cellular
and audiotext companies	26	-	22	-
Services collected in advance (3)	2	33	3	35
Other	1	-	3	-

Total	213	34	210	35

(1)	In 2004 and 2003, includes 15 million and 8 million, respectively corresponding to related companies (see Note 7.2. to the consolidated financial statements).
(2)	See Note 7.2. to the consolidated financial statements.
(3)	In 2004 and 2003, includes deferred future revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement. In 2004 and 2003, includes 2 million as current amount and 30 million, and 32 million as non-current amount, respectively, with related companies (see Note 7.2 to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

h) Bank and other financial payables:

	December 31, 2004			December 31, 2003

	Current		Noncurrent	Current		Noncurrent

Credit balances with banks	15		-	7		-
Bank loans and long-term
financing	112		118	43		157
Imports financing	7		6	10		14
Section 33 LSC companies –
Telefónica Internacional, S.A.
(“TISA”):
- Loans	2,921	(1)	-	2,745	(1)	-
- Negotiable obligations (2)	-		-	265		-
Negotiable obligations (3) (4)	174		1,148	303		1,128

Total	3,229		1,272	3,373		1,299

(1)	In 2004 and 2003, includes 1,896 million and 1,730 million, respectively, corresponding to the Company (see Note 5.c.(ii) to the unconsolidated financial statements), 727 million and 227 million, respectively, corresponding to Cointel (see Note 7.1. to the consolidated financial statements), 239 million and 730 million, respectively, corresponding to Telefónica (see Note 12. to the consolidated financial statements) and 59 million and 58 million, respectively, corresponding to Telinver.
(2)	See Note 11.1. to the consolidated financial statements.
(3)	See issuance conditions and way of cancellation in Note 11. to the consolidated financial statements and Note 9. to unconsolidated financial statements.
(4)	In 2003, net of US$ 0.5 million, of Negotiable obligations repurchased by Cointel (see Note 11.1. to the consolidated financial statements).

i) Payroll and social security taxes payable:

	December 31, 2004		December 31, 2003

	Current	Noncurrent	Current	Noncurrent

Vacation and bonus accrual	23	-	22	-
Social security taxes payable	8	-	7	-
Pre-retirement agreements
and others (1)	8	8	7	9
Other	1	-	1	-

Total	40	8	37	9

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. Includes 3 million related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2004 and are to be paid until the worker qualifies to obtain legal pension benefits.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)
j) Taxes payable:

	Current

	December 31, 2004	December 31, 2003

Turnover tax accrual (net of
prepayments)	6	5
Health and safety taxes	12	10
Value added tax	7	9
Tax on minimum presumed income
(net of prepayments)	5	5
Other	22	13

Total	52	42

k) Other payables:

	December 31, 2004		December 31, 2003

	Current	Noncurrent	Current	Noncurrent

Financial instruments (1)	5	2	7	10
International Telecommunications Union	10	-	10	-
Related companies payables (2)	7	-	12	-
Other	13	13	11	13

Total	35	15	40	23

(1)	Corresponds to foreign currency swaps agreements, forwards contracts and options described in Note 12. to the consolidated financial statements.
(2)	See Note 7.2. to the consolidated financial statements.

l) Cost of services provided:

	December 31,

	2004	2003

Telecommunications services (Exhibit H)	(943)	(973)
Cost of services provided (Exhibit F)	(25)	(23)

Total	(968)	(996)

>

m) Other:

	(Loss)/Gain

	December 31,

	2004	2003

Holding and financial loss on liabilities:
Intangible assets depreciation	(5)	(8)
Tax on checking account credits and debits	(9)	(5)

Total	(14)	(13)

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.2 AGING OF CURRENT INVESTMENTS, RECEIVABLES AND LIABILITIES AS OF DECEMBER 31, 2004:

	Assets					Liabilities

	Current investments	Trade receivables (a)		Other receivables (c)		Trade payables	Bank and financial payables	Payroll and Social Security Taxes payable	Taxes payable	Other payables

Past-due:

Up to three months	-	27		-		45	-	-	-	-
From three to six months	-	10		-		-	-	-	-	-
From six to nine months	-	4		-		(1)	-	-	-	-
From nine to twelve months	-	4		-		2	-	-	-	-
From one to two years	-	13		3		-	-	-	-	-
From two to three years	-	10		3		2	-	-	-	-
Over three years	-	23		-		-	-	-	-	-

At sight:	7	1		38		-	14	-	25	22

Current:
Up to three months	123	131		17		157	783	28	22	10
From three to six months	-	10		3		4	2,149	4	5	-
From six to nine months	-	6		2		3	112	5	-	2
From nine to twelve months	-	4		3		1	171	3	-	-
From one to two years	-	-		7		2	161	4	-	7
From two to three years	-	-		1		2	326	2	-	5
From three to four years	-	-		60		2	208	1	-	4
From four to five years	-	-		-		2	19	1	-	-
Over five years	-	-		14		26	558	-	-	(1)

Subtotal	130	243		151		247	4,501	48	52	49
Allowance for doubtful
accounts (Exhibit E)	-	(79)		-		-	-	-	-	-
Benefits under the
Collective Labor Agreements	-	-		-		-	-	-	-	1

Total	130	164		151		247	4,501	48	52	50

Percentage accruing interest at fixed rate	95%	3%		3%		-	42%	-	-	15%
Percentage accruing interest at variable rate	-	36%	(b)	-		-	56%	-	-	-
Percentage accruing income at variable rate	2%	-		-		-	-	-	-	-
Annual average interest rate in foreign currency	2%	-		1%	(d)	-	9%	-	-	6%
Annual average interest rate in local currency	1%	26%		6%		-	8%	-	-	-

(a)	Includes 7 million past-due classified as non-current trade receivables taking into account Telefónica's management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.
(d)	Does not include the interest accrued by the Patriotic Bond.

4. TELEFONICA'S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“Entel”). Telefónica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, Telefónica signed a license agreement with the Secretary of Communications (“SC”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced. On June 9, 2000, the National Executive Power ("NEP") issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On September 3, 2000, the NEP issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain punctual issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy has focused on the renegotiation of tariffs and, since early 2002, Telefónica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that Telefónica operates, and the situation affecting service rates described in Note 9. to the consolidated financial statements. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica's revenues and expenses is currently mismatched as a result of the “pesification” and freezing of Telefónica's tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of Telefónica's pending tariff renegotiation with the Argentine government. Telefónica's tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs of Telefónica (including investments), i.e. to achieve the “Telefónica's economic and financial equation” of such company contemplated in the Transfer Contract (the “economic and financial equation”). (See Note 9. to the consolidated financial statements).

As of the date of issuance of these financial statements, changes in main macroeconomic variables, such as growth in the economy, evolution of the exchange rate and inflation show positive signals. Therefore, in the opinion of the Company, Cointel and Telefónica’s Management, there is a scenario with greater certainty, due to, among other factors, a relative stabilization in the Peso equivalent amounts of the foreign currency denominated consolidated debt, the financing already obtained by Telefónica and the gradual reduction of the Telefónica’s short term debt (See Note 12. to the consolidated financial statements).

Although Telefónica has adopted the above mentioned measures to mitigate the effects of changes in its business resulting form the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute Telefónica's economic and financial equation.

Telefónica has signed a Management Agreement with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.), a Spanish company which indirectly controls the Company. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA's option. On October 30, 2002, TESA notified Telefónica that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. Until that date the management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On July 30, 2003, Telefónica entered into a Supplement to the Agreement, confirmed by its General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the SC and is pending. Therefore, the changes to Telefónica's corporate purpose are subject to administrative approval by the SC.

5. REGISTRABLE ASSETS OF TELEFONICA (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

On October 27, 1994, "ENTel in liquidation" issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above mentioned period. As of December 31, 2004 these assets have a net book value of about 600 million, of which approximately 524 million (both restated as described in Note 2.1. to the unconsolidated financial statements) have been registered in Telefónica's name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

6. PREFERRED SHARES OF COINTEL (Figures according to Cointel's unconsolidated financial statements as of December 31, 2004)

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

a) Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b) The issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in U.S. dollars and until the closing of the three month period ended on March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel's and its legal advisors' final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the new legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02 (see Note 2.4. to the unconsolidated financial statements). Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate, being applicable to such amounts the adjustment by the CER accrued until the redemption date.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

During the six-month period ended June 30, 2004, Cointel had received a claim from the preferred shareholder that holds 100% of the outstanding preferred shares in relation with the “pesification” of its preferred shares. On September 16, 2004 Cointel has been notified of a legal action filed by such preferred shareholder contesting the shareholders’ meeting held on April 19, 2004 that approved the financial statements for the fiscal year ended December 31, 2003 and possibly the previous meetings, and in particular the shareholders’ decision approving the financial statements as of December 31, 2003, insofar as they disclose as “pesified” the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations described above. In addition, Cointel has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. Cointel’s Management and its legal counsel consider that, based on the above mentioned analysis and in the light of the rules in force, the chance that the determination of this issue could have an adverse effect on Cointel is remote.

c) The first accrual period of preferred dividends started on November 8, 1990 and ended on December 31, 1991. The Special Shareholders’ Meeting held on June 29, 1998 resolved to modify Cointel’s year-end date. Such Meeting also established that the periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d) Preferred dividends are cumulative. The issuance clauses of preferred stock state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e) Preferred dividend payment dates are as follows:

1. Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends are paid on the 30th day of April in each year to and including 2003 (see item j) of this note).

2. Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends are paid on the 30th day of April in each year to and including 2007 (see item j) of this note). On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f) Preferred capital amortization dates are as follows:

1. Class A shares of Preferred Stock: the first date was April 30, 1997 and thereafter, amortizations are made on the 30th day of April in each year until and including 2003 (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class A preferred shares for a total US$38,460,047 (face value of 20,306,905 (historical value)).

2. Class B shares of Preferred Stock: beginning on April 30, 1998 and thereafter, amortizations shall be made on the 30th day of April in each year until and including 2007 (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of stock. The Regular and Special Shareholders’ Meeting held on March 31, 1997 voted an early redemption of Class B preferred shares for a total US$37,848,336 (face value of 19,983,921 (historical value)).

The Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000 and April 30, 1999 voted partial redemptions of Class A and B preferred shares for a total, in each redemption, US$1,640,000 (face value 865,920 in historical pesos) and US$4,030,000 (face value 2,127,840 in historical pesos), respectively, as set forth in the issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce on June 12, 2001, July 21, 2000 and September 10, 1999, respectively.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

g) For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 of LSC, as amended. Bondholders shall have the same preference as the holders of Preferred Stock. Amortization payments shall be made from liquid realized profits or free reserves.

h) If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i) In the event of liquidation of Cointel, for whatever reason, the holders of Preferred Stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j) Cointel, among other provisions detailed in the issuance conditions, has agreed:

1. Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of Preferred Stock in a Special Meeting of Preferred Shareholders.

2. To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3. To make no investment other than in shares of the controlled company and assets incidental to the holdings of such shares by Cointel.

4. To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. However, as of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because Cointel did not have liquid realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k) The holders of Preferred Stock shall have no right to receive common stock dividends whether from capitalization of reserves, capital adjustments or otherwise.

l) The holders of Preferred Stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of LSC as amended, (ii) if voluntary dissolution of Cointel has been elected by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unredeemed and past-due at the maturity date. In these cases the holders of Preferred Stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of Cointel's preferred capital determined in accordance with the issuance clauses prevailing and the preferred dividends accumulated, unpaid but not yet due as of December 31, 2004 as established in the issuance clauses, is as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)
	Capital stock			Amounts stated in millions of Argentine pesos

Class of Preferred Stock	Face value in millions of Argentine pesos		Redemption value in millions of Argentine pesos(1)	Accumulated unpaid dividends as of December 31, 2003(2)	Fourteenth preferred dividend period (3)	Total accumulated unpaid but not due preferred dividends

A	2		5	-	-	1	(4)
B	13		37	7	2	9

	14	(4)	42	7	2	10

(1)	See b) in this Note.
(2)	Corresponds to the preferred dividends accrued during the twelve-month periods ended December 31, 2003, 2002 and 2001, which are unpaid as of December 31, 2004, plus the adjustment for the CER as of December 31, 2004.
(3)	Preferred dividends have been calculated as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related laws.
(4)	The table may not sum due to rounding in millions. See Note 2.3. to the unconsolidated financial statements.

As of December 31, 2004 Cointel's preferred stock restated for inflation as stated in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 42 million. Cointel believes that the difference of 16 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference as of December 31, 2004 is comprised of an initial negative balance as of December 31, 2003 of 18 million (restated as described in Note 2.1. to the unconsolidated financial statements) and an increase of 2 million corresponding to the evolution of the preferred stock’s balance, generated by the effect of Decree No. 214/02 and related laws during the year.

The issuance provisions of Cointel’s preferred A and B shares provide that, should there be no liquid realized profits or free reserves, Cointel will not partially amortize preferred capital or pay the respective preferred dividends. Should there be preferred un-amortized past due capital, stockholders would be entitled to one vote per share.

According to the above-mentioned provisions, Cointel did not amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth and thirteenth period. For the above reasons this situation is not to be considered default.

According to item 5.a) of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unredeemed as of such date.

7. SECTION 33 LSC COMPANIES AND RELATED COMPANIES

7.1. Cointel’s outstanding balances and transactions with related companies (figures calculated in proportion to the Company's interest in Cointel as of December 31, 2004)

As of December 31, 2004, there are twenty nine outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus 5.5% payable semiannually. The principal (except for the loan mentioned at the end of this paragraph) has a semiannual repayment term, renewable automatically for an equal period of time unless TISA notifies in writing its intention not to extend the contract at least three business days before expiration date. As of December 31, 2004, the book value of the outstanding loans amounts to approximately US$244 million (equivalent to 727 million as of December 31, 2004) of which US$237.8 million corresponds to the principal amount and approximately US$6.2

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

million to interests. Also, such amount includes a loan of US$ 17.5 million (US$ 8.8 million calculated in proportion to the Company's interest in Cointel) with an amortization settled in equal annual consecutive installments until April 30, 2007. The first three installments of such loan with maturity dates settled on October 30, 2002, April 30, 2003 and April 30, 2004, respectively, were refinanced by TISA until April 29, 2005. As of December 31, 2004, Cointel classified such loan as current, taking into account the maturity date of the waiver mentioned below in this note.

The outstanding principal amount owed to TISA includes two loans of US$ 51.5 million and US$ 85.7 million, respectively, granted to Cointel in July 2004 and destinated to the cancellation of Cointel’s Negotiable Obligations. These loans have a six-month term and accrue interest at LIBOR plus 5.5% per annum.

During year 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the year ended December 31, 2004, interests converted into principal under the above-mentioned loans amounted to US$ 9 million.

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in other currency, changes in Cointel’s main business activity and should Cointel or any of its affiliates lose the government licenses obtained and should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until December 31, 2005: (i) the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered as an event of default as defined under the loan agreement; (ii) TISA shall not consider that, as of such date, loans have become immediately due and payable due to the restrictions affecting Cointel’s ability to settle the payables to TISA in connection with the loan agreements and (iii) shall not consider that debts have become due and payable for Cointel’s failure to meet certain financial ratios established in most of the contracts. Regarding the maximum term provided by the abovementioned waiver, as of December 31, 2004, Cointel has classified as current liabilities, maturing in December 2005, a loan of 6.7 million (equivalent to US$ 2.25 million at the exchange rate in effect at December 31, 2004), whose original maturity date was noncurrent. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering until January 1, 2006. With respect to the loan agreements renewed or executed as from July 26, 2004, TISA has agreed upon with Cointel the elimination of those clauses that stipulated their early termination in case of restrictions that could limit Cointel’s capacity to make payments to TISA under the agreements.

During the years ended December 31, 2004 and 2003, Cointel accrued interest related to loan agreements with companies relating to Section 33 of the LSC for an amount of 39.6 million and 19.8 million, respectively.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Additionally, as of October 29, 2004 and December 31, 2003, Cointel maintained with TIHBV (one of Cointel's shareholders) other receivables for 1 million. On October 29, 2004 and November 8, 2004 Cointel, TISA and THIBV agreed to offset such receivable , with the interests owed to TISA related to the previous loans mentioned on this note.

7.2. Telefónica and Telinver's outstanding balances and transactions with related companies (calculated in proportion to the Company's interest in Cointel as of December 31, 2004)

During the years ended December 31, 2004 and 2003, respectively, Telefónica and Telinver made the following transactions with related parties (in million of Argentine pesos):

	December 31,	December 31,
	2004	2003

Management fee:
Telefónica S.A. Sucursal Argentina ("TESA Arg.")	(34)	(43)

Net income (losses) from goods and services:
Telefónica Comunicaciones Personales S.A. (“TCP”)	70	51
Telefónica Data Argentina S.A. ("TDA")	23	19
Atento Argentina S.A. ("Atento")	(10)	(5)
Telefónica Ingeniería de Seguridad S.A.	(2)	(2)
Telefónica Data USA	-	(1)
Emergia Argentina S.A.	2	3
Telefónica Internacional Wholesale Services America S.A.
("TIWS (Uruguay)")	1	1
Adquira Argentina S.A. (“Adquira”)	-	(1)
C.P.T. Telefónica Perú	6	(1)
Telefónica Gestión de Servicios Compartidos ("T-Gestiona")	1	-
TESA Arg.	(3)	(4)
TESA	-	(1)
Televisión Federal S.A.	(2)	(2)
Telefónica Procesos y Tecnología de Información	-	(2)
Telefónica Investigación y Desarrollo	(1)	(1)
Pleyade Argentina S.A.	1	1
Telefónica Internacional Wholesale Services (“TIWS España”)	1	-
Telefónica del Brasil	1	1
Terra Network Argentina S.A.	(1)	(1)
CTC Mundo S.A.	-	(1)
Comunications Technologies Inc.	(1)	-

Total	86	54

Net financial charges
TISA	(49)	(105)
Atento S.A.	1	1

Total	(48)	(104)

	December 31,	December 31,
	2004	2003

Purchases of goods and services
TDA	4	4
Telefónica Soluciones S.A.	8	-
Telefónica Ingeniería y Seguridad S.A.	1	-

Total	13	4

Telefónica’s and Telinver's balances with the operator (TESA) and other of Cointel’s shareholders and other related companies as of December 31, 2004 and 2003 are (in millions of Argentine pesos):

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)
	December 31,	December 31,
	2004	2003

Assets
Trade receivables:
CTC Mundo S.A.	-	1
Emergia Argentina S.A.	-	1
Communication Technologies Inc	4	-
Adquira	-	1
T-Gestiona	2	-
Televisión Federal S.A.	1	-
C.P.T. Telefónica Perú	5	1

Total Trade receivables	12	4

Other receivables:
TDA	9	20
T-Gestiona	-	2
TISA	1	-
Telefónica Media Argentina S.A. ("Temarsa")	1	1
Atento	1	4

Total Other receivables	12	27

TOTAL ASSETS	24	31

Liabilities
Trade payables
TESA	1	1
CTC Mundo S.A.	2	-
TESA Arg. (1)	35	38
Emergia Argentina S.A.	33	34
Telefónica Procesos y Tecnología de la Información	-	2
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	-	1
Televisión Federal S.A.	-	1
Telefónica Soluciones S.A.	8	-
Telefónica Investigación y Desarrollo S.A.	2	2

Total Trade payables	82	80

Bank and other financial liabilities
TISA (2)	298	788

Total Bank and other financial liabilities	298	788

Other payables
TESA	5	5
TCP	-	6
TESA Arg.	1	1

Total Other payables	6	12

TOTAL LIABILITIES	386	880

(1)	Corresponding to liabilities generated by management fee.
(2)	See Note 12. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.3. Telinver (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

According to Cointel's consolidated financial statements as of December 31, 2004, current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 36.5 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 36 million as of December 31, 2004 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law No. 19,550.

On January 3, 2005, Telinver assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million corresponding to Telinver’s total indebtedness to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned in order to reduce the spread applicable from LIBOR plus a 9% annual nominal interest rate to LIBOR plus a 4.5% annual nominal interest rate. In consideration for the assignment, Telinver agreed with Telefónica that it shall repay two loan agreements in Pesos for an amount of 71 million and 45 million, respectively. The debt remaining after the capitalization mentioned in the following paragraph is to be repaid by Telinver in 8 semi-annual installments and at an 11% annual nominal interest rate.

Subsequently, on February 14, 2005, Telinver's Special Shareholders' Meeting approved a capital increase of 71,519,163. Telefónica subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph.

7.4. E-Commerce (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

As arise from Cointel's financial statements as of December 31, 2004, Telefónica holds together with Alto Palermo S.A. ("APSA") a 50% interest in E-Commerce for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5. Commitments related to TCP (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

In July 1999, Telefónica provided to the Argentine Government with performance guarantees to ensure TCP's service coverage in Argentina under its PCS licenses in the amounts of US$22.5 million individually and 45 million (jointly with Telecom Argentina S.A. ("Telecom S.A.")) until December 31, 2001. As informed by TCP, the duties arising from its PCS licenses have been complied with. Although the National Communications Commission (“CNC”) has finished the technical review of existing network, as of the date of issuance of these financial statements TCP has not started the liberation process related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8. CONTRACTS (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

–  IBM – Telefónica Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. TCP, Telinver and TDA (referred to jointly herein as “the Companies”) have executed a contract with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price. The agreement stipulated that at contract expiration, IBM shall transfer to Telefónica for a fixed price, the assets that were dedicated to providing the services at that date. Over the duration of the contract, the companies shall pay IBM a monthly charge as consideration for the base line services to be received under the contract, and other charges for the use of additional resources. The charges for the service received in the fiscal

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

years ended on December 31, 2004 and 2003 arise from final agreements between the parties in relation to the value of the services received. On the basis of a supplementary contract agreed upon by the parties, Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos half yearly upon request by the parties.

–  Other

Telefónica signed contracts for lease of satellites, vehicles and real property and operation and maintenance of submarine cables, of which approximately 54 million are pending.

9. TARIFF

9.1. Tariff system

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the Secretary of Communications established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The NEP, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been further extended until December 31, 2005 pursuant to Law No. 25,972. The NEP shall be responsible for submitting the renegotiation proposals to the National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the NEP in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which eventually did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.
b) Internet access service in all its provincial centers at discount prices.
c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the Secretary of Communications issued Resolutions No. 261 and No. 272, dated November 12, 2004 and November 23, 2004, respectively.

Pursuant to Resolution No. 261, it is approved Telefónica's promotional offer of telephone access through non-geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the Secretary of Communications accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in Sub-Paragraph a), consisting in the Value Added Voice Messaging Service, with a

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

As of the date of issuance of these financial statements, both the S.C. and the CNC are analyzing the implementation of the services described in paragraph c) already mentioned. In the opinion of Telefónica's management, the application of the issues mentioned in subparagraphs a), b) and c) will not have a significant impact on Telefónica's future results.

In the opinion of Telefónica’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of Telefónica’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt Telefónica’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime shall not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on Telefónica’s financial condition and future results and, consequently, on Cointel's and the Company's. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by Telefónica as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Telefónica considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

9.2. Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in Note 10.d) to the consolidated financial statements, awarded a precautionary measure ordering the National Government, Telefónica and Telecom Argentina S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica, Telecom S.A. and the S.C. entered into agreements with the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the price cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these Financial Statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect from its customers for services, areas or customers in which effective competition has not been declared. As of December 31, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the agreements mentioned.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

9.3. Tariff restructuring (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

The tariff restructuring implemented as from February 1, 1997 pursuant to Decree No. 92/97, established a new tariff structure through an increase in the price of the monthly basic charge and the local service tariffs and a decrease in the rates for domestic long distance and international services and for Telefónica’s local and domestic long distance public phone service for longer distances. The net impact of the tariff restructuring was to be neutral for a two-year period following its implementation. On December 1, 1999 the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will in due time determine the form to compute such result to a future tariff reduction. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on the results of its operations.

10. LAWSUITS AND CLAIMS (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

a) Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the NEP can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the NEP. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As of December 31, 2004, the claims filed against Telefónica including accrued interest and expenses with respect thereto totaled approximately 54 million (in original currency). Telefónica has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of December 31, 2004 Telefónica has paid approximately 6.9 million (in original currency) in cash for the above-mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criteria that Telefónica and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b) International Telecommunication Union Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with Telefónica, to deposit 51 million (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies through reductions in employers' social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative "argentin@internet.todos", to be managed by the International Telecommunications Union ("UIT"). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million (see note 3.1. k) to the consolidated financial statements, which Telefónica understands is its total liability as of December 31, 2004.

In the opinion of Telefónica's Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

c) Fiber Optics

In December 2000, Telefónica was served with an ex officio assessment imposed of the own initiative of the Argentine Tax Authorities in relation to Income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optics: whereas the Company applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the National Tax Authorities in the Argentina's Administrative Tax Court based on Telefónica's opinion that there are solid arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by the Tax Authorities on the grounds that there were admissible elements in support of the figure of harmless error. Given that judgment, recently entered, Telefónica has been compelled to pay an amount of 6 million, plus 17 million as punitive interest in December 2004, which have been charged to the Statement of Operations as definitive payment. So, in the Company’s opinion this matter will not have additional effects to the ones already recorded.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Notwithstanding the above paragraph and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel think that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have lodged an appeal to have the judgment reviewed as well as a limited appeal with the National Court of Appeals in Administrative Matters, which is pending resolution as of the date of issuance of these financial statements.

d) Other

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Consumidores Libres’ objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter has been also denied.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

11. COINTEL'S AND TELEFONICA'S NEGOTIABLE OBLIGATIONS

11.1. Cointel's Negotiable obligations (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

The Regular and Special Shareholders´ Meeting held on March 31, 1997, approved the creation of a Global Program for the issuance of Negotiable obligations (the “Program”). Such Negotiable obligations are nonconvertible into shares, for a maximum outstanding amount during the term of the Program of US$800 million or its equivalent amount in other currencies, unsecured, to be issued in different successive classes, which could be accumulative or not; such bonds are to allow for early redemption in cash or in kind, in the latter case with securities of other companies. In addition, the above-mentioned Shareholders' Meeting delegated broad powers to the Board of Directors to determine the timing, features and other terms and conditions of the issuance.

Under the Program, Cointel’s Board of Directors decided the issuance of two series of Negotiable obligations: Series “A” for US$225 million and Series “B” for 175 million (historical currency); the maturity date is August 1, 2004, for both Series. On July 3, 1997 the CNV approved the issuance. On July 24, 1997, Cointel placed all of the issuance on the market. The net proceeds of this transaction which totaled approximately US$395 million were used to refinance bank debts maturing from January through September 1998.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The main terms and conditions of this issuance of Negotiable obligations were:

a) Face value: US$1 and $1 for the “A” and “B” Series, respectively, bearer and registered, ordinary, nonconvertible into shares.

b) The total amortization of the Negotiable obligations was to take place in one single installment payable at 7 (seven) years for both Series. Such amortization, as well as accrued interest, was to be paid in U.S. dollars in the case of the Series “A”, and in U.S. dollars or Argentine pesos in the case of the Series “B” (at the discretion of the obligee). Cointel had the possibility of redeeming such obligations for fiscal reasons, at 100% of their face value plus interest accrued through the redemption date.

c) The securities accrued an annual interest of 8.85% and 10.375% on Series “A” and Series “B”, respectively, payable half-yearly in arrears with due dates on February 1 and on August 1 of each year and beginning on February 1, 1998.

d) This issuance did not constitute either a secured or a subordinated debt of Cointel, ranking pari-passu -with no preferences- in respect of Cointel’s current and future unsecured and unsubordinated debts.

The agreement for this issuance gave a detailed description of its settled restrictions. The main stipulations concerned: a) a commitment of Cointel not to encumber or grant real property rights, with certain exceptions, on its assets or present and future revenues unless Cointel complied with certain requirements, b) conditions for the early redemption of the issuance, and c) causes of default that would allow obligees to consider such negotiable obligations as immediately due and payable, such causes being, among others, nonpayment of the Negotiable obligations, defaults in the payment of indebtedness of Cointel or any material subsidiary aggregating US$20 million or more (see Note 7.1. to the consolidated financial statements), the sale of all or a significant proportion of Cointel’s assets, the loss of control over Telefónica’s corporate decisions and noncompliance with certain financial ratios. On July 4, 2003, the meeting of the noteholders of Cointel’s Series "A" Negotiable obligations approved the amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. On the other hand, on July 22, 2003, the meeting of the noteholders of Cointel's Series "B" Negotiable obligations discussed the current amendments to the terms and conditions of the notes issued in 1997 in order to delete substantially all the events of default other than those related to non-payment of principal and interest. Such Series "B" Negotiable Obligations noteholders rejected the amendments mentioned above.

On August 7, 2003, Telefónica issued negotiable obligations for US$148.1 million due in August 2011 at an annual nominal rate of 8.85% and paid in cash the amount of US$24 million and 4.6 million in exchange for Cointel’s negotiable obligations (Series A and Series B). In addition, Telefónica issued 0.1 million of negotiable obligations at 10.375% peso denominated notes due in 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for the Company’s Series B notes. Additionally, as described in Note 12. to the consolidated financial statements, Telefónica transferred Cointel’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in Telefónica’s short-term financial debt to TISA.

During fiscal year 2003, Cointel purchased Negotiable Obligations Series “A” for a nominal value of US$ 5.88 million, and on December 18, 2003 it redeemed part of such notes for US$ 4.88 million; therefore, as of December 31, 2003 it held own Negotiable Obligations for a nominal amount of US$ 1 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Likewise, during the first semester of 2004 Cointel purchased additional Series “A” Notes for a total nominal value of US$ 18.1 million, and on June 28 and March 23 and 31, 2004, Cointel made three further prepayments with the total of the Series “A” Notes held by it for a nominal amount of US$ 5.02 million, US$ 7.45 million and US$ 6.67 million, respectively. After the prepayments above-mentioned, the outstanding principal amount under such issue was US$ 200.9 million.

On July 26, 2004, TISA granted a US$ 103 million loan to Cointel in order to that company to cancel the totality of the Series “B” Negotiable Obligations and the portion of the Series “A” Negotiable Obligations held by third parties plus interest thereon, both with maturity on August 1, 2004. The funds obtained were settled in the foreign exchange market between July 26 and 28 and were applied to the cancellation of the mentioned Negotiable Obligations as of the maturity date.

In addition, on July 27, 2004 Cointel agreed with TISA the repurchase of the totality of the Series “A” Negotiable Obligations held by TISA in order to proceed to their cancellation, which occurred on that date. In connection with the referred repurchase, on July 28, 2004 Cointel borrowed a US$ 171.4 million loan from TISA equivalent to the amount of principal plus interest accrued on such Negotiable Obligations as of that date. The loan did not imply the delivery of funds.

Based on the above, as of the date of issuance of these financial statements, Cointel has cancelled the totality of debt for principal and interest related to the issues of the Negotiable Obligations above-mentioned. (See Note 19. to the consolidated financial statements).

11.2. Telefónica's Negotiable obligations (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

As of December 31, 2004, there were nine Telefónica's negotiable obligations issues outstanding:

Month and year of issuance	Face value (in million)			Term in years	Maturity month/year	Rate per annum %	Use of proceeds

05/98	US$	125.6		10	05/2008	9.125	(b)
06/02	US$	71.4		4	07/2006	9.875	(c)
08/03	US$	189.7		4	11/2007	11.875	(c)
08/03	US$	212.5	(d)	7	11/2010	9.125	(c)
08/03	US$	0.03	(e)	8	08/2011	8.85	(c)
08/03	US$	134.6	(f)	8	08/2011	8.85	(c)
05/04		$163.3	(g)	1	05/2005	8.05	(c)
10/04		$134.8		1	10/2005	8.25	(c)
10/04		$65.2		1.5	04/2006	Badlar + 2.40	(c)
						(a)

(a)	This corresponds to notes with a variable interest coupon based on the BADLAR rate + 2.4% with a nominal annual minimum interest of 7% and a nominal annual maximum interest of 15%
(b)	Financing of investments in fixed assets in Argentina.
(c)	Refinancing of liabilities.
(d)	Net of US$ 7.5 million called in during 2004.
(e)	On August 1, 2004 were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
(f)	Net of US$ 13.5 million called in during 2004
(g)	Corresponds to bonds with zero coupon.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance; and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, Telefónica has met all obligations arising from the agreements signed in connection with these issuances.

Telefónica issued negotiable obligations due in 2006 and 2008 under Telefónica’s Global Program, of up to US$ 1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the Program of December 2003

The shareholders’ meeting of Telefónica held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion or its equivalent amount in other currencies, and delegated to the Telefónica's Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

On April 23, 2004,Telefónica's Board of Directors resolved to issue the LESEP Class of Negotiable Obligations under the Program. Such issue took place on May 7, 2004, for a nominal amount of 163.3 million, maturing in May 2005, with zero coupon and an annual 8.05% cut-off return.

On October 28, 2004 Telefónica issued 200 million pesos by issuing the second tranche of negotiable obligations under the above mentioned program. The issuance comprises a Series A for an amount of 134.8 million, with a 365-day term and an 8.25% annual interest rate and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate based on the BADLAR index plus 2.4% annual, with a nominal annual minimum interest of 7% and a nominal annual maximum interest of 15%.

In addition, on December 13, 2004, Telefónica's Board of Directors approved the issuance of the Third Class of Negotiable Obligations under the Program for an amount of up to 250 million in one or more Series.

On February 11, 2005 Telefónica issued 250 million of negotiable obligations in two Series, the Fixed Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate series at 730 days for 50 million with a variable interest rate coupon based on the Tasa Encuesta Plus a spread of + 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The proceeds are to be applied to the re-financing of liabilities.

11.3. Exchange Offer of Telefónica's and Cointel's negotiable obligations (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

On May 19, 2003 Telefónica's Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by Telefónica and Cointel for new negotiable obligation issued by Telefónica, plus a cash payment:

a) Exchange Offer of Telefónica’s Negotiable Obligations

Telefónica’s negotiable obligations included in the exchange offer were the original amounts of those issued in November 1994 and in May 1998. On August 7, 2003, Telefónica issued new notes for a total amount of US$189.7 million due in November 2007 and US$220 million due in November 2010, respectively, and paid US$52.1 million in cash. Additionally, were paid US$12.5 million as interest accrued to that date.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) Exchange Offer of Cointel’s Negotiable Obligations

On August 7, 2003, Telefónica issued Negotiable obligations for US$ 148.1 million due in August 2011 and paid in cash the amount of US$ 24 million and 4.6 million in exchange for Cointel’s Negotiable obligations (Series "A" and Series "B"). In addition, Telefónica issued Negotiable obligations for 0.1 million in pesos at an interest rate of 10.375% due in August 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at a nominal rate of 8.85% for Cointel’s Series "B" notes. Additionally, Telefónica transferred immediately Cointel’s notes to TISA in exchange for an equivalent reduction (US$ 174 million) in Telefónica’s short-term financial debt to TISA.

12. FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA

  Financial operations of Cointel (Figures according to Cointel's unconsolidated financial statements as of December 31, 2004)

  Cointel's general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to capital markets and TISA's loans, or alternatively, by requiring the refinancing of its payables.

  The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, and has expressed its commitment to use its best efforts to provide financing directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company's own financial situation.

  On the other hand, TESA has advised Cointel that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for such company, including the possibility of refinancing or not over the long-term TISA’s current loans to Cointel and, if necessary, providing additional financing.

  As of December 31, 2004, Cointel's current assets are lower than its current liabilities in 1,459 million, the latter including approximately 99.6% (1,454 million) of debt owed to TISA. Consequently, Cointel’s ability to meet its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel, or on the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel.

  Should no financing alternatives be available for Cointel or should Cointel not succeeds in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities as they become due disclosed on the balance sheet as of December 31, 2004.

  Although Cointel will continue to make its best effort to obtain such financing, which up to date has had favorable results through obtaining waivers from creditors and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether Cointel will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)
  Financial operations of Telefónica (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

  Telefónica’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it were necessary, with bank loans and/or access to capital markets and possibly refinancing of TISA's loans (Cointel's shareholder).

  As of December 31, 2004, Telefónica's current assets are lower than its current liabilities in 1,150 million, the latter including approximately 34% (US$200 million) of debt owed to TISA (indirect controlling company of Telefónica).

  As of December 31, 2003, Telefónica’s short-term debt amounted to US$ 637 million. At that time, Telefónica could not assure that it would be able to meet its current debt obligations at their maturity date. During 2004, as well as in prior periods, Telefónica managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term refinancing. As of December 31, 2004, Telefónica has been granted with new short-term loans from local financial institutions in an amount of 120 million. In addition, in May 2004, October 2004 and February 2005, Telefónica issued negotiable obligations for 163.3 million, 200 million and 250 million (see note 11.2. to the consolidated financial statements), respectively, and expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives that Telefónica, may consider will, in the opinion of the Management, enable Telefónica, to settle or successfully refinance the remaining balance of its short-term indebtedness.

  In turn, in the months of July, August and September, 2004, TISA has re-financed Telefónica's liabilities for US$150 million in monthly installments maturing from January through December 2005 and has advised the Company, Cointel and Telefónica that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

  Cointel's call option involving Telefónica Class "B" shares (Figures according to Cointel's unconsolidated financial statements as of December 31, 2004)

  On March 6, 1998 Cointel had granted Merryll Lynch International ("ML") a call option on 40.2 million Telefónica's Class "B" shares to be exercised on May 28, 2003, for an approximate value of US$ 6.2 per share adjusted for the dividend distributions made by Telefónica through that date. On June 30, 2000, Cointel and ML amended certain conditions of this agreement, whereby ML had the right to require from Cointel, on May 28, 2003, the delivery of capital stock of TESA instead of Telefónica’s shares, modifying the strike price of the call option for such TESA’s shares, in proportion to the price offered for Telefónica’s shares in the TESA Tender Offer. If, on May 28, 2003, the market price of TESA ADRs would have been higher than US$102.79 (the exercise price), ML might have acquired from Cointel 2.23 million TESA ADRs at the exercise price. At the expiration date, May 28, 2003, the market price of TESA ADRs was lower than US$102.79, ML did not exercise this call option.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)
  Telefónica's long-term bank financing (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

  Telefónica has borrowed long term funds from major financial institutions in an amount equivalent to 236 million as of December 31, 2004.
  These funds have been borrowed under terms and conditions   customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

  Additionally, Telefónica uses other long-term bank credit lines to finance imports from different commercial banks.

  Telefónica's financial instruments (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

  Hedging Policy

  An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly the short term payments and then hedging the long term ones including through derivative instruments and; (ii) to cover Telefónica's indebtedness in foreign currency as disclosed in the balance sheet and (iii) to modify the composition of Telefónica's financial indebtedness, or to refinance it by issuing Peso-denominated debt or entering into agreements to Peso-denominated debts.

  During the fiscal years 2002 and 2003, Telefónica has been unable to hedge the foreign exchange risk related to the foreign currency denominated debt due to the lack of depth of the peso/dollar derivative market, appropriate counterparts or high costs of such transactions. As of December 31, 2004, Telefónica keeps indebtedness in foreign currency for an amount equivalent to 3,079 million and for the purpose of partially hedging its indebtedness in foreign currency, Telefónica has deposits in US Dollars as of that date in the amount of US$ 79 million.

  The main aspects of the hedging policy of Telefónica are the following:

  i. Existence of clearly identified risk and Telefónica’s risk management objectives and strategies.

  Since the Convertibility Law pegged the peso at a value of $ 1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/U.S. dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/U.S. dollar exchange rate is determined by a free market with certain controls.

  Until 2002, Telefónica did not hedge its U.S. dollar-denominated debt obligations because under the Convertibility Law the peso/U.S. dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the U.S. dollar because its rates were denominated in U.S. dollars and converted into pesos at the end of the month. However, in some cases Telefónica hedged US dollars against yens and euros (see “Financial Instruments – Swaps”). Before the Convertibility law, according to the Transfer Contract, the rates were to be adjusted for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of the Convertibility Law almost all of Telefónica’s revenues were stated in pesos but almost of all Telefónica's debt was denominated in foreign currency, so Telefónica had a current mismatch between the revenues and the financial debt in foreign currency.

  As a consequence of the above mentioned Telefónica established a policy to hedge the fluctuation between the peso and certain foreign currency denominated debt obligations.

  Telefónica does not have financial instruments for trading purposes.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

ii. Matching the main features (notional, maturity date, interest payment dates) of the underlying and one side of the derivative.

Telefónica tries to obtain this balance especially for the foreign currency debt and derivates hedging payments in foreign currency. Even when a perfect hedge of the flows is sought, the lack of depth of the Argentina's derivative markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revaluate the derivatives instruments at market prices.

Telefónica uses internal valuations for the derivatives instruments which are verified with independents parties’ valuations (e.g. bank valuations).

a) Swaps

During September 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-dollar exchange rate, in connection with the loan amounting as of December 31, 2004 up to 6,742 million Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2004, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$71million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity.

During December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of Telefónica's net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2017 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

b) Currency forwards contracts

Telefónica has used during 2004 currency forwards contracts to hedge against the risks of fluctuation in the dollar exchange rate. Telefónica has entered into currency forwards contracts, known as non-deliverable forwards (“NDF”), pursuant to which monetary positions are offset. These instruments were used to cover firm short-term payment commitments denominated in US Dollars. As of December 31, 2004,there are no NDF currently in force.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)
c) Options

- Call Spreads: In September 2004 Telefónica entered into an agreement with TISA for two new strategies of exchange rate options, known as “Call Spreads”, with maturities in January and February 2005, and they consist in the acquisition of an option to purchase and sell a given amount of currency, at different exercise prices.

The strategy with maturity in January 2005 covers a notional of US$ 12 million and consists in the acquisition of an option to purchase currency at the exercise price of $ 3.075 per US Dollar and the sale of an option to purchase currency at a price of $ 3.5 per US Dollar. The strategy with maturity in February 2005 covers a notional of US$ 12 million and consists in the acquisition of an option to buy currency at an exercise price of $ 3.09 per US Dollar and the sale of an option to buy currency at a price of $ 3.5 per US Dollar. In both cases the options may be exercised only upon their maturity and they relate to commitments to pay the principal of the loans to TISA granted in US Dollars.

Telefónica has paid, as risk premiums, an amount of US$ 0.4 for each strategy. Upon maturity, the option falling due in January was not exercised due to the fact that the exchange rate prevailing at that time was outside the exercise band, with the result recorded that the cost of the premium paid has been charged to the Statement of Operations.

  Telefónica's financing with Related Parties (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

  As of December 31, 2004, Telefónica and its controlled company owe approximately 595 million (about US$200 million) to related parties, which matures until December, 2005. These loans accrue interests at one-month LIBOR plus 5% per annum for Telefónica and 9% per annum for Telinver. (see note 7.3 to the consolidated financial statements related to the assignment of debts from Telinver S.A. to Telefónica). These agreements establish the usual commitments for this kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables (“events of anticipated maturity”) if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of Telefónica to repay its debts.

  The related party creditors have advised Telefónica that until March 20, 2005, or in the case of debts maturing after that date, until the due date of the debt: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of Telefónica or one of its significant subsidiaries. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica as of February 14, 2005, subject to a condition that no other debt be accelerated on similar grounds.

13. PATRIOTIC BOND (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in US Dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allow for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government has not honored the payment commitments related to the interest coupons of that bond, Telefónica has proceeded to offset them against taxes. Although Telefónica has used the overdue principal and interest to settle its tax liabilities, as from October 2003 such offset feature has been suspended until completion of the voluntary exchange of Argentine Sovereign Debt Securities (Decree No. 493/04).

Telefónica has valued and disclosed its Patriotic Bond holdings taking into consideration what was said in the previous paragraph and the fact that the Argentine Government included such bond in the list of bonds eligible for sovereign debt restructuring (see Note 2.1. c) to the consolidated financial statements).

14. FINANCIAL TRUST (Figures according to Cointel's unconsolidated financial statements as of December 31, 2004)

On November 21, 2003 Cointel subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. Cointel is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (“BICE”) acts as trustee.

15. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE SERVICES (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by Telefónica.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In the context of the transition to competition in telecommunications, the NEP has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by Telefónica will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which Telefónica should recover the cost incurred for rendering these services.

The supply of telecommunications services is governed by the regulations that the National Legislative Power and the agencies under the NEP regulating such activities are empowered to issue. In addition, Telefónica is subject to the rules and regulations inherent in any business transaction conducted at the National, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Under Secretary of Consumers’ Protection. The S.C. establishes the legal framework and the policies applicable. The CNC applies the legal framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the regulations related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises regulations related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the National Legislative Power as laws are enacted after the following process: submission of a bill study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the National Congress and enactment of the bill into a law if no veto has been issued by the National Executive Power. At Present there are various legislative initiatives of proposed legislation, including:

  bills aimed at regulating all public utilities based on the definition of the utilities proposed (which includes the activities subject to regulation carried out by Telefónica) and establishing the manner in which the concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment imposing an obligation to make investments as a condition to maintain the concession granted, legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears, legislative bills aimed at establishing new municipal rates, to name but a few.

Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or in any other will become a part of the regulatory framework that governs Telefónica’s activities. Nor can Telefónica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, or there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates.

The financial statements consider the effects derived, and foreseen by Management, derived from the regulations enacted as of the time of issuance of the financial statements and the effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to Telefónica's activities.

16. STOCK PURCHASE PROGRAM (Figures according to Cointel's consolidated financial statements as of December 31, 2004)

TESA approved a program whereby all Telefónica employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to Telefónica. The options under the program corresponding to Telefónica and Telinver's personnel as of December 31, 2004 and 2003 total 2,254,954 and 2,504,580, respectively, involving a total amount of shares of 86,729 and 96,330 as of those dates.

17. RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. Telefónica retains its voting and dividend rights on such shares as long as Telefónica does not incur in any event of default.

In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its capital stock in Intelsat Ltd. to “Zeus Holding Limited”. In exchange for the sale, the shareholders of Intelsat Ltd. will receive US$ 18.75 per share. In addition, on January 28, 2005, Intelsat informed that it has closed the transaction above-mentioned and shall proceed to the payment due on the sale of such shares according to the agreed conditions. Telefónica recognized the effects of the sale of Intelsat as of such date, without resulting in any material impact on Telefónica’s results.

As of the date of issuance of these financial statements, Telefónica is assessing the changes to the pledge agreement above mentioned to maintain the continuity of the guarantee of payment of liabilities arising in relation to the service.

In the opinion of Telefónica’s Management the agreements mentioned in the preceding paragraphs will not have a significant effect on Telefónica's operations.

18. TELEFONICA'S BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, Telefónica has identified two reportable segments: i) related to Telefónica’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

For the purpose of disclosing the above mentioned information required by Professional Accounting Principles, the Company includes the information related to operations of Telefónica and Telinver based on the Company's equity interest in Cointel.

	Basic telephony services				Yellow pages services		Consolidation adjustments/ reclassifications (1)		Total

	12-31-04		12-31-03		12-31-04	12-31-03	12-31-04	12-31-03	12-31-04		12-31-03

Net revenues to
unaffiliated customers	1,483		1,342		40	33	-	-	1,523		1,375
Net intersegment
revenues	8		6		1	1	(9)	(7)	-		-

Total net revenues	1,491		1,348		41	34	(9)	(7)	1,523		1,375

Net (loss) income for the
period	(2	)(2)	197	(2)	(1)	6	(1)	-	(4)		203
Depreciation of fixed and
intangible assets	570		652		2	3	-	-	572		655

	12-31-04		12-31-03		12-31-04	12-31-03	12-31-04	12-31-03	12-31-04		12-31-03

Investment on fixed and
intangible assets	220	(3)	103		1	-	(1)	-	220	(3)	103
Total Assets	3,708		4,105		62	56	(8)	(3)	3,762		4,158
Total Liabilities	2,304	(2)	2,698	(2)	80	73	(7)	(3)	2,377		2,768
Investments in equity
method investees	-		1		-	-	-	-	-		1

(1)	Corresponding to elimination of intersegment balances and operations.

(2)	Net of the (loss) income and liabilities related to Telefónica’s investment in Telinver.

(3)	Includes 5 million of transfers from Inventories to Fixed assets.

19. COINTEL’S WITHDRAWAL FROM PUBLIC OFFERING SYSTEM

Following the retirement of all the debt securities mentioned in Note 11.1 to the consolidated financial statements, on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of negotiable obligations. On November 11, 2004 the CNV allowed Cointel’s request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV’s control, and has become subject to the supervision of the General Superintendency of Corporations (“IGJ”).

20. OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

FIXED ASSETS

Amounts stated in millions of Argentine pesos, restated as
described in Note 2.1. to the unconsolidated financial statements

	Original value

Main account	Amount at beginning of year	Increases of the year (1)		Net retirements of the year	Transfers of the year	Amount at the end of year

Land	59	-		-	-	59
Buildings	870	-		-	-	870
Switching equipment	2,064	-		-	9	2,073
Transmission equipment	1,897	-		-	47	1,944
Network installation	3,771	-		(1)	9	3,779
Telephones, switchboards and booths	314	12		(16)	4	314
Furniture, software and office equipment	516	1		-	9	526
Automobiles	14	3		-	-	17
Construction in process	107	147		-	(56)	198
Materials	39	55	(2)	(28)	(22)	44
Prepayment to vendors	5	1		-	-	6

Total 2004	9,656	219		(45)	-	9,830

Total 2003	9,611	92		(47)	-	9,656

	Depreciation

Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements of the year	Accumulated at the end of year	Net book value as of December 31, 2004	Net book value as of December 31, 2003

Land	-	-	-	-	-	59	59
Buildings	247	50	20	-	267	603	623
Switching equipment	1,650	10	128	-	1,778	295	414
Transmission equipment	1,244	10	141	-	1,385	559	653
Network installation	2,045	15	218	(1)	2,262	1,517	1,726
Telephones, switchboards and booths	305	5	22	(16)	311	3	9
Furniture, software and office equipment	482	1 - 3	34	-	516	10	34
Automobiles	12	5	1	-	13	4	2
Construction in process	-	-	-	-	-	198	107
Materials	-	-	-	-	-	44	39
Prepayment to vendors	-	-	-	-	-	6	5

Total 2004	5,985		564	(17)	6,532	3,298

Total 2003	5,373		642	(30)	5,985		3,671

(1)	In 2004 and 2003, capitalized interest in construction in process amounts to 4 million in both years. See Note 2.1.g to the consolidated financial statements.

(2)	Includes 5 million corresponding to assets transferred from inventories.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT B

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

INTANGIBLE ASSETS

Amounts stated in millions of Argentine pesos, restated as
described in Note 2.1. to the unconsolidated financial statements

	Original value

Main account	At beginning of year	Increases for the year	At end of year

License to use the logo and trademarks	25	-	25
Assignment of rights	11	-	11
No competition obligation	3	1	4
Deferred expenses	98	1	99
Licenses (Frequencies)	29	-	29

Total 2004	166	2	168

Total 2003	157	9	166

	Depreciation

Main account	At beginning of year	For the year		Accumulated at end of Year	Net book value as of December 31, 2004	Net book value as of December 31, 2003

License to use the logo and trademarks	8	2		10	15	17
Assignment of rights	7	1		8	3	4
No competition obligation	2	1		3	1	1
Deferred expenses	83	4		87	12	15
Licenses (Frequencies)	25	1		26	3	4

Total 2004	125	9		134	34

Total 2003	113	12	(1)	125		41

(1)	Includes 4 million corresponding to the total depreciation of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See Notes 2.1.h) and 11. to the consolidated financial statements).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements, except otherwise indicated

	2004							2003

Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost	Value by equity method	Book value	Book value

Current (1)
Other investments (7)	-	-	-		-	-	4	-

Total current investments					-	-	4	-

Noncurrent (3)
Other investments	-	-	-		-	-	-	7
Financial trust (2)	-	-	-		-	-	1	1
Subsidiaries and affiliates
E-Commerce	Common	$1.0	6,000	(4)	17	-	1	1

Total noncurrent investments							2	9

Total Investments							6	9

	Information on the issuer according to the latest financial statements (5)

Denomination and features of securities	Issuer	Main business	Date	Capital stock (6)	Net loss	Shareholders’ equity	Percentage of participation of Telefónica on the capital stock and votes

Shares	E-Commerce Latina S.A.	Direct or indirect participation in companies related to the communication business	12-31-04	24,000	(1)	2	50

(1)	See Note 2.1.b) to the consolidated financial statements.
(2)	See Note 14. to the consolidated financial statements.
(3)	See Note 2.1.f) to the consolidated financial statements.
(4)	In shares
(5)	Financial Statements for the six-month period ended December 31, 2004 approved by E-Commerce Latina S.A.'s Board of Directors on February 2, 2005, with limited review report by Abelovich, Polano & Asociados dated February 2, 2005, without observations.
(6)	Information stated in pesos.
(7)	See Note 17. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

OTHER INVESTMENTS

     Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	Book value

Main account and features	December 31, 2004	December 31, 2003

Current investments:
Foreign currency deposits (1)	123	165
Local currency deposits	-	2
Mutual funds	3	1

Total	126	168

(1) See Exhibit G.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos, restated as
described in Note 2.1. to the unconsolidated financial statements

	2004							2003

Account	Balances at beginning of year		Increases of the year		Decreases of the year (1)		Balances at end of year	Balances at end of Year

Deducted from current assets:

For doubtful accounts	108		31	(5)	(65	) (3)	74	108
For impairment in value and slow turnover	4		-		(2)		2	4
For other receivables	-		1		-		1	-

	112		32		(67)		77	112
Deducted from noncurrent assets:
For doubtful accounts	4		1	(5)	-		5	4
For other receivables- Impairment of Patriotic
Bond(6)	30		-		(2	) (8)	28	30
For other receivables - net deferred tax
assets (2)	1,315		-		(168)		1,147	1,315

	1,349		1		(170)		1,180	1,349

Total 2004	1,461		33		(237)		1,257

Total 2003	1,770		63		(372	) (3)		1,461

Included in current liabilities:
Contingencies	2	(7)	2		(2)		2	2	(7)

Included in noncurrent liabilities:
Contingencies	110		61		(38)		133	110

Total 2004	112		63	(4)	(40)		135

Total 2003	82		31	(4)	(1)			112

(1)	In 2003, Includes the monetary gain effect on balances.
(2)	See Note 2.1k) to the consolidated financial statements.
(3)	In 2004 and 2003, includes 43 million and 40 million, respectively, of recovered doubtful accounts.
(4)	In 2004 and 2003, includes 52 million and 17 million in "Other expenses, net" and 11 million and 14 million in "Financial income/loss on liabilities", respectively, in the consolidated statement of operations.
(5)	Included in “Selling expenses” in the consolidated statements of operations.
(6)	See Notes 2.1.c) and 13 to the consolidated financial statements.
(7)	In 2003, net of 1 million in "Other receivables".
(8)	Includes a loss of 1 million disclosed under “holding and financial income/(loss) on assets – exchange differences” in the consolidated statements of operations.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS

ENDED DECEMBER 31, 2004 AND 2003

COST OF SERVICES PROVIDED (1)

     Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	December 31,

	2004	2003

Inventories at beginning of year	11	12

Purchases	11	12

Transfers (2)	(5)	-

Operating expenses (Exhibit H)	13	10

Subtotal	30	34

Inventories at end of period	(5)	(11)

Total (Note 3.1.l)	25	23

(1)	Includes cost of telephone directories and telephone equipment.
(2)	Assets transferred to fixed assets.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	2004				2003

	Amount in foreign currency (in million) (2)	Currency	Exchange rate	Book amount (in million of Argentine pesos)	Amount in foreign currency (in million) (2)	Currency	Book amount (in million of Argentine pesos)

ASSETS
Current assets
Cash and banks	-	US$	2.979	-	-	-	-
Investments	42	US$	2.979	123	56	US$	165
	2	US$	2.939	4	-	-	-
Trade receivables	5	US$	2.979	16	6	US$	16
	1	DEG	4.611015	5	1	DEG	4
Other receivables (1)	4	US$	2.979	10	10	US$	29
	2	EURO	4.0592	6	2	EURO	6
	-	-	-	-	1	BRL	1

Total current assets				164			221

Noncurrent assets
Investments	-	-	-	-	2	US$	6
Other receivables	5	US$	2.979	16	5	US$	13

Total noncurrent assets				16			19

Total assets				180			240

LIABILITIES
Current liabilities
Trade payables	20	US$	2.979	59	20	US$	58
	-	DEG	4.611015	2	2	DEG	7
	1	EURO	4.0592	4	1	EURO	4
	-	-	-	-	-		£1
Bank and other financial payables	1,002	US$	2.979	2,985	1,111	US$	3,256
	552		¥0.029141	16	556		¥15
	1	EURO	4.0592	4	1	EURO	4
Other payables	3	US$	2.979	8	3	US$	10
	2	EURO	4.0592	5	1	EURO	4

Total current liabilities				3,083			3,359

Noncurrent liabilities
Bank and other financial payables	377	US$	2.979	1,122	400	US$	1,171
	2,852		¥0.029141	82	3,371		¥92
	9	EURO	4.0592	35	10	EURO	36
Other payables	1	US$	2.979	2	4	US$	10

Total noncurrent liabilities				1,241			1,309

Total liabilities				4,324			4,668

(1)	In 2004 and 2003, includes 6 and 5 million, respectively, corresponding to prepayments of fixed assets purchase.
(2)	Includes figures less than 1 million in foreign currency.

US$	: US dollars	¥	: Yens
EURO	: European Currency Units	SDR	: Special Drawing Rights
£	: Pounds	BRL	: Brazilian Reais

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64,
SUB SECTION I, POINT B) OF LAW No. 19,550

FOR THE YEARS

ENDED DECEMBER 31, 2004 AND 2003

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	2004					2003

Account	Operating expenses (1)	Administrative expenses	Selling expenses	Other expenses, net	Total	Total

Salaries, social security taxes and other payroll expenses	151	33	26	-	210	184
Depreciation of fixed assets	527	31	6	-	564	642
Fees and payments for services	166	70	28	-	264	255
Advertising	1	-	31	-	32	-
Directors’ and statutory auditors’ fees	-	4	-	-	4	2
Insurance	-	6	-	-	6	7
Material consumption and other expenditures	30	2	3	-	35	29
Management fee	31	3	-	-	34	43
Transportation	8	-	1	-	9	7
Taxes, charges and contributions	20	1	9	-	30	23
Rentals	18	2	1	-	21	25
Commissions	-	-	11	-	11	11
Allowance for doubtful accounts	-	-	32	-	32	34
Recovery of doubtful accounts (2)	-	-	(53)	-	(53)	(40)
Depreciation of intangible assets (3)	3	1	-	-	4	4
Employee terminations	-	-	-	18	18	21
Tax on checking account credits and debits	-	16	-	-	16	14
Other	1	-	-	50	51	17

Total 2004	956	169	95	68	1,288

Total 2003	983	178	81	36		1,278

(1)	Includes 13 million and 10 million corresponding to cost of services provided of telephone directories and telephone equipment for the year ended December 31, 2004 and 2003, respectively.
(2)	In 2004, includes 10 million corresponding to collections from customers written off as of December 31, 2003.
(3)	In 2004 and 2003, not including 5 million and 8 million respectively , corresponding to depreciation of deferred expenses, which are exposed in "Financial income/(loss)" in the consolidated statements of operations.

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated Financial Statements as of and for the years ended
December 31, 2004 and 2003

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

Amounts stated in millions of Argentine pesos restated as
described in Note 2.1. to the unconsolidated financial statements

	December 2004	December 2003

CURRENT ASSETS
Other receivables (Note 3.1.)	27	27

Total current assets	27	27

NONCURRENT ASSETS
Other receivables (Note 3.1.)	-	-
Intangible assets (Note 2.2.c.)	-	-
Investments (Note 3.2.)	786	920

Total noncurrent assets	786	920

Total assets	813	947

CURRENT LIABILITIES
Financial payables (Note 3.4.)	1,897	1,731
Accounts payable	1	1
Taxes payable	2	2
Other payables	3	3

Total current liabilities	1,903	1,737

NONCURRENT LIABILITIES
Financial payables (Note 3.4.)	22	22

Total noncurrent liabilities	22	22

Total liabilities	1,925	1,759

SHAREHOLDERS' EQUITY (per related statements)	(1,112)	(812)

Total liabilities and shareholders' equity	813	947

     The accompanying Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Amounts stated in millions of Argentine pesos, except for per share amounts which are stated
in Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	December 2004	December 2003

Equity interests in Section 33 - Law 19,550 companies and related
parties (Note 3.6.)	(134)	98
Other income relating to equity interests in Section 33 Law 19,550
companies and related parties, net (Notes 2.2.g) and 5.a)	33	40
Administrative expenses (Exhibit H)	(2)	(2)
Financial gains and losses
On liabilities (1)
Exchange differences (2)	(31)	255
Interest (2)	(166)	(174)

Net (loss) income for the year	(300)	217

Net (loss) earnings per share for the year (Note 2.2.h) (3)	(0.74)	0.53

(1)	Corresponds mainly to financial payables.
(2)	In 2003, includes inflation effects. See Note 2.1. to the unconsolidated financial statements.
(3)	Basic and diluted.

     The accompanying Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Amounts stated in millions of Argentine pesos restated as
described in Note 2.1. to the unconsolidated financial statements

	Shareholders' contributions				Non-capitalized contributions			Retained earnings (losses)

Description	Outstanding capital stock		Comprehensive adjustment to capital stock	Premium on share issue	Irrevocable capital contributions for future share subscriptions	Comprehensive adjustment to irrevocable capital contributions	Other contributions	Legal reserve	Unappropria- ted earnings (losses)	Total
	Authorized for public offering	Pending of authorization for public offering

Balances as of December 31, 2002	405	-	484	172	2	2	19	71	(2,172)	(1,017)

Transition adjustment due to the application
of the new accounting principles in
Telefónica (1)	-	-	-	-	-	-	-	-	(12)	(12)

Net income for the fiscal year ended
December 31, 2003	-	-	-	-	-	-	-	-	217	217

Balances as of December 31, 2003	405	-	484	172	2	2	19	71	(1,967)	(812)

Capitalization of irrevocable capital
contribution according to the General and
Special Class “B” Shareholders’ Meeting
dated December 16, 2004 (2)	-	2	2	-	(2)	(2)	-	-	-	-

Net loss for the year ended December 31,
2004	-	-	-	-	-	-	-	-	(300)	(300)

Balances as of December 31, 2004	405	2	486	172	-	-	19	71	(2,267)	(1,112)

(1)	Adjustment of balance at the beginning of the year of unappropriated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments in Telefónica.
(2)	See Note 7.4. to the unconsolidated financial statements.

     The accompanying Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENT OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Amounts stated in millions of Argentine pesos restated as
described in Note 2.1. to the unconsolidated financial statements

	December 2004	December 2003

CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of year	-	-
Cash and cash equivalents at beginning of year	-	3

Decrease in cash and cash equivalents	-	(3)

Causes of changes in cash and cash equivalents
Cash flows from operating activities:
Net (loss) income for the year	(300)	217
Adjustments to reconcile net (loss) income for the year to cash flows from operating activities:
Equity interests in Section 33 LSC companies and in related parties	134	(98)
Financial gains and losses	197	(81)
Changes in assets and liabilities:
Other receivables	-	3
Taxes payable	-	(1)

Total cash flows from operating activities	31	40

Cash flows used in financing activities:
Payment of interest	(31)	(43)

Total cash flows used in financing activities	(31)	(43)

Decrease in cash and cash equivalents	-	(3)

(1)	Cash and cash equivalents (current investments) with an original maturity not exceeding three months are considered to be cash and cash equivalents which totaled: 3 million in cash and banks as of December 31, 2002 (cash at the beginning of 2003).

     The accompanying Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I), are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ Vicepresident acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003

Amounts stated in Argentine pesos (except where expressly indicated that figures are stated in other currency) restated as described in Note 2.1.
to the unconsolidated financial statements.

1. BUSINESS OF THE COMPANY

The Company is primarily engaged, through the joint-controlled companies (see Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina.

As of December 31, 2004, the Company conducts its Telecommunications Business through its 50.0% interest in Cointel (see Note 4.a) to the unconsolidated financial statements), which controls the outstanding capital stock of Telefónica through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 6.2. a) to the unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of December 31, 2004, the Company holds a 4.71% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b) to the unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 26.8% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c) to the unconsolidated financial statements).

As of December 31, 2004, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TESA” and in Note 7.2. to the unconsolidated financial statements, TISA's equity interest in the Company amounts to 99.96% . (See Note 7.1. to the unconsolidated financial statements).

Agreement between the Company’s Former Principal Shareholders and TESA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”) and International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TESA (“the Parties”) entered into a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TESA 80.9% of the Company s capital stock, representing 84.7% of the Company's total votes, in exchange for TESA common shares issued. On June 29, 2001, TESA informed the Company that on May 8, 2001, it transferred to TISA, TESA s wholly owned subsidiary, all of TESA s 80.9% equity interest in the Company. Additionally, as a result of the capital stock reduction described in Note 7.2. to the unconsolidated financial statements, TISA s equity interest in the Company, increased from 80.9% to 99.96% .

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, redeemed to the Company irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b) to the unconsolidated financial statements), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH, and other liabilities of approximately US$27 million. The Shosa selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities except for the amounts payable under the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i) to the unconsolidated financial statements.

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2. BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1. Restatement into constant pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as stated in the generally accepted accounting principles set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the economic stability conditions as of such date and according to the requirements of the CNV, the Company had discontinued the application of the restatement method. This criterion was accepted under Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with the professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

Decree No. 1,269/02 of the NEP and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the NEP and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of December 31, 2004 and 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the NEP and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease).

The effect on the Company’s shareholders’ equity as of December 31, 2004 and on the net loss for the year ended December 31, 2004 of not restating figures until September 30, 2003 is not significant.

The negative shareholders’ equity as of December 31, 2003 and the net income for the fiscal year ended December 31, 2003 would have amounted to 874 million and to 134 million, respectively.

2.2. Valuation and presentation methods

The Company applied the valuation criterion established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, except for the matter mentioned in Note 2.1. to the unconsolidated financial statements related to the figures as of December 31, 2003, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses of each year.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements. All Management estimates have been made considering such regulations (among others, see Notes 2.1. , 6., 9., 12. and 13. to the consolidated financial statements and 2.4. and 5.c.(ii) to the unconsolidated financial statements), based on material estimations concerning the effects of the crisis in Argentina and related economic and regulatory government actions. Some of these measures, which directly and indirectly affect the Company's operations, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be implemented by the Argentine Government and the implementation of those already adopted, as well as the effect of potential modifications resulting from such legal actions, will be considered in the financial statements when they become known by the Company's Management.

Final results may differ from those estimated by the Company's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

a) Other receivables and payables (except financial payables)

- In local currency: at nominal value, plus, if applicable, the financial results accrued as of the end of each year

- In foreign currency: at nominal value converted at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus, if applicable, the financial result accrued as of those dates, which do not differ significantly from the measurement at discounted value of the cash flows based on the rate of the transaction (see Exhibit G). Exchange differences have been charged to income of each year (see Note 2.2. g) to the unconsolidated financial statements).

As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used will be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2004 and 2003 this rate stood at approximately 1% nominal per annum. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

b) Long-term investments

- Ownership interests in related parties valued by the equity method:

The investment in Cointel as of December 31, 2004 and 2003, is valued by the equity method of accounting, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unsettled accumulated preferred dividends as of such dates, calculated using the financial statements of Cointel as of December 31, 2004 and 2003, respectively, restated as described in Note 2.1. to the unconsolidated financial statements. Consequently, the equity interest in Section 33 - LSC companies and related parties was calculated considering the Company's equity participation on Cointel's income for the years ended December 31, 2004 and 2003, after deducting Cointel’s accrued preferred dividends as of such dates.

Additionally, the caption "Investments" includes the residual value of the goodwill on its investment in Cointel and its depreciation is disclosed under the caption "Equity interests in Section 33 – Law 19550 companies and related parties". The goodwill corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned, which is being amortized over a period of 20 years. The goodwill is restated as explained in Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The analysis of the recoverability of the Company’s booked value of the goodwill related to its investment in Cointel as of December 31, 2004, has been made on the basis of the Company’s management best estimate of future cash flows of Cointel and Telefónica, considering current information and future telephone service rates estimates of Telefónica. The Company’s, Cointel's and Telefónica's Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, the Company will obtain future cash flows enough to recover booked value of the goodwill, that as of December 31, 2004 amounts to 492 million. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this Note.

On the basis of information furnished by AC to the Company, as of December 31, 2004, the Company’s equity interest in AC’s is negative. Consequently, the Company valued its equity interest in AC by the equity method up to the limit of the committed contributions as of December 31, 2004, recording, consequently, such investment in AC at nil. See Note 4.c) to the unconsolidated financial statements.

Additionally, as of December 31, 2003, the Company valued its investment in Atco at nil due to its negative shareholders' equity and that the Company was under no obligation to make capital contributions for the purpose of revert such situation. Additionally, as of such date, the Company valued its investment in AC at nil, to adjust it to its estimated recoverable value pursuant to information available as of such date.

- Other investments valued at cost:

Corresponds to the shareholding interest in Atco as of December 31, 2004 valued at the historical cost restated by inflation up to the limit of its estimated recoverable value, due to the fact that as of such date the Company did not have a significant influence in Atco (see Note 4.b) to the unconsolidated financial statements). Therefore, as Atco had a negative shareholders’ equity as of such date, the Company has maintained its equity interest at nil.

Additionally, includes one common share of $1 nominal value of Vigil Corp S.A. (“Vigil”), and one common share of $1 nominal value of Temarsa, valued at $1 each. (See Note 4.d) to the unconsolidated financial statements). As of December 31, 2004 and 2003, given the fact that the Company does not have significant influence in such companies, the Company has valued such investments at historical cost restated as described in Note 2.1. to the unconsolidated financial statements.

c) Intangible assets:

Correspond to the issuance costs of Negotiable Obligations, which are being depreciated over the remaining life of the related financial payables (restated as explained in Note 2.1. to the unconsolidated financial statements). As of December 31, 2004, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.2 million, which will be fully depreciated in February 2007. See Note 9. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

d) Financial payables:

In foreign currency: at nominal value plus interest accrued as of December 31, 2004 and 2003, respectively, payable on the different maturity dates, converted at the exchange rate in effect at the end of each year, calculated at the contractual interest rate in effect as of such dates (See Exhibit G). Exchange differences have been charged to income/(loss) of each year.

e) Income tax and tax on minimum presumed income

The Company records income tax by applying the deferred method.

Deferred tax assets resulted mainly from the temporary differences arising from tax loss carryforwards and the tax treatment given in 2002 to exchange differences generated by financial payables in foreign currency.

In order to book the above differences, the Company applied the liability method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the years in which these temporary differences are expected to be deductible.

In considering its estimate, the Company’s Management takes into account the reversal time period of deferred tax assets, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign exchange regulations carried out by the government in 2002, the probability of recovering deferred tax credits by the Company was significantly affected. Consequently the Company has booked a reserve for the balance of deferred tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree No. 2,568/02, losses originated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 203 million (in historical currency), of which approximately 81 million were computed for tax purposes until December 31, 2003, while the remaining amount will be carried forward and applied for tax purposes in equal amounts until December 31, 2006, accordingly to the related legislation.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

For the year ended December 31, 2004, the Company has estimated a tax loss carryforward of approximately 43 million. For the year ended December 31, 2003, the Company had determined the existence of a taxable income of approximately 64 million, however, during fiscal year 2004, the Company has increased such taxable income by 171 million, because in the fiscal year ended December 31, 2004 Decree 916/04 implementing Law No. 25,784, was issued. This law introduces changes in the income tax law, and provides that the interest on debts incurred vis-à-vis with non residents that exercise corporate control will not be deductible in the proportion of the amount of liabilities that originates them which exceeds twice the amount of the shareholders’ equity as of the fiscal year’s closing date. Decree 916/04 published on July 21, 2004 regulates such law and sets forth that the above mentioned change is to be considered for purposes of the determination of the tax for the fiscal periods ended as from the date of publication of law 25,784 (October 22, 2003). Therefore, the Company has filed a rectifying income tax return for fiscal year 2003 in order to give effect to such change.

Additionally, as of December 31, 2003, the Company had an accumulated income tax loss carryforward of about 1,163 million that arises from its income tax returns filed up to fiscal year 2003 (407 million at a 35% tax rate), before the inclusion of the tax loss carryforward for the year ended December 31, 2004 mentioned in the above paragraph, that could be applied to offset future income taxes payable as follows:

Available until fiscal year	Tax loss carryforward (in millions of pesos in historical value)

2004	50	(1)
2005	125	(1)
2007	988	(2)

	1,163

(1)	Corresponds to specific income tax loss carryforwards from disposing of shares and derivative contracts.
(2)	Corresponds to general income tax loss carryforwards.

For each year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	December 31, 2004		December 31, 2003

Common income tax loss carryforwards	361	(1)	406
Specific income tax loss carryforwards	44		61
Exchange differences deductible in future periods/fiscal years	28		43

Subtotal deferred tax assets	433	(2)	510	(2)
Allowance for deferred tax assets	(433	) (2)	(510	) (2)

Total net deferred tax assets	-		-

(1)	Includes 15 million for the year originated by estimated tax loss carryforwards.
(2)	As of December 31 2004 and 2003, the effect of discounting the balances of deferred tax assets and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA is not significant for the Company's financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The following is the reconciliation of the income tax and tax on minimum presumed income as charged to the statement of operations (that has been nil for years ended December 31, 2004 and 2003) and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

	December 31, 2004	December 31, 2003

Net (loss) income before tax and tax on minimum	(105)	76
presumed income at statutory income tax rate
Permanent differences:
Loss (Income) on equity investments	33	(48)
Non deductible interest	118	-
Goodwill depreciation	13	13
Variation of allowance for deferred tax assets	(77)	(41)
Expired tax loss carryfoward	18	-

Total income tax and tax on minimum presumed income	-	-

The Company calculates the tax on minimum presumed income by applying the tax rate of 1% on certain assets valued according to the tax regulations in effect as of the end of the year. This tax is supplementary to Income Tax. The Company’s tax liability will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

For the years ended December 31, 2004 and 2003, the Company has determined charges for the tax on minimum presumed income of 0.3 million in both years, which were included in the statement of operations of each year.

f) Shareholders’ equity accounts

- Capital stock: disclosed at nominal value (see Note 7.1. to the unconsolidated financial statements). Its restate as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to capital stock”.

- Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of face value of capital stock, restated in constant Argentine pesos according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

- Irrevocable capital contributions for future share subscriptions: as of December 31, 2003 they are disclosed at nominal value. The adjustment required to restate this account in constant Argentine pesos, as described in Note 2.1. to the unconsolidated financial statements, is included in “Comprehensive adjustment to irrevocable capital contributions”.

- Other contributions: corresponds to amounts over which the shareholders have rights according to their ownership interests. They are restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

- Legal reserve and Unappropriated earnings (losses) : they have been restated according to applicable CNV resolutions. See Note 2.1. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

g) Statement of operations accounts

Statement of operations accounts are presented as follows:

- As of December 31, 2004 and 2003 charges for depreciation of non-monetary assets (intangible assets and issuance cost of Negotiable Obligations) have been stated based on the restated amounts of such assets, as described in Note 2.1. to the unconsolidated financial statements;

- Those accumulating monetary transactions that have occurred in January and February, 2003 (see Note 2.1. to the unconsolidated financial statements) have been computed by applying the coefficients corresponding to the month of accrual to the historical amounts;

- Accounts that include monetary transactions executed as from March 1, 2003 were computed at their historical amounts.

- The financial income and expense occurred in January and February, 2003, restated as described in Note 2.1. to the unconsolidated financial statements, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

- “Equity interests in Section 33 LSC companies and related parties” was calculated according to item b) of this note.

- Under the caption "Other income relating to equity interests in Section 33 LSC companies and related parties, net” the Company includes the amounts related to TESA Arg.'s agreement described in Note 5.c.(i) to the unconsolidated financial statements, for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

h) Net (loss) earnings per share for the year:

The Company calculates the net (loss) earnings per share on the weighted average of outstanding common shares during each year with a face value of $1 and with a vote per share.

2.3. Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

2.4. Law of Public Emergency – Rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) the de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment of the price, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the wage adjustment index ("CVS") as from April 1, 2004, replacing for the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the Banco Central de la República Argentina ("BCRA") will be applied.

b) the Public Emergency and Exchange System Reform Law No. 25,561 established the “pesification” into Pesos of originally US Dollar-denominated utility tariffs previously agreed upon in US Dollars at the US$1.00 to $1.00 exchange rate and authorized the NEP to renegotiate agreements (see Note 9. to the consolidated financial statements);

c) an extension in the National Public Emergency situation until December 31, 2005;

d) suspension of dismissals without just cause until December 31, 2005 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in 100% of the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3. BREAKDOWN OF THE MAIN ACCOUNTS (Amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of December 31, 2004 and 2003 and of the statement of operations for years ended in such dates were made up as follows (foreign currency balances are presented in Exhibit G):

3.1. Other receivables

	December 31, 2004		December 31, 2003

	Current	Noncurrent	Current	Noncurrent

Receivables from Section 33 LSC
companies and related parties -
TESA Arg. (1)	27	-	27	-
Deferred income tax assets (2)	-	433	-	510
Allowance for other receivables -
deferred income tax assets
(Exhibit E)	-	(433)	-	(510)

Total	27	-	27	-

(1)	Accruing no interest. See Note 5.c.(i) to the unconsolidated financial statements.
(2)	See Note 2.2.e) to the unconsolidated financial statements.

3.2. Noncurrent Investments

	December 31, 2004	December 31, 2003

Investment in Cointel - shares (Exhibit C)	294	389
Goodwill – Cointel (1)	492	531

Total	786	920

(1)	See Note 3.3. to the unconsolidated financial statements.

3.3. Goodwill on investment in Cointel:

	Original value	Depreciation

	At beginning/ end of year	At beginning of year	For the year	Accumulated at end of year	Net book value

Year ended December 31,
2004	804	273	39	312	492

Year ended December
31, 2003	804	234	39	273	531

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.4. Financial payables

	December 31, 2004				December 31, 2003

	Current		Noncurrent		Current	Noncurrent

Accounts payable to
Section 33 Law 19550 companies and related parties – TISA	1,896	(1)	-		1,730	-
Negotiable Obligations	-		22	(2)	-	22
Interest accrued on Negotiable
Obligations	1		-		1	-

Total	1,897		22		1,731	22

(1)	With principal maturing on June 27, 2005 and semiannual interest capitalization, accruing interest at a nominal rate of 8.3125% per annum. See Note 5.c.(ii) to the unconsolidated financial statements.
(2)	Accrues interest at a nominal rate of 9.75% per annum. See Note 9. to the unconsolidated financial statements.

3.5. Aging of assets and liabilities as of December 31 2004:

	Assets	Liabilities

	Other receivables (1)	Financial payables (2)		Accounts payable	Taxes payable	Other payable

Without maturity date:	27	-		-	-	3

Maturing:
Up to three months	-	1		1	2	-
From three to six
month	-	1,896	(3)	-	-	-
More than two and
up to three years	-	22		-	-	-

Subtotal	-	1,919		1	2	-

Total	27	1,919		1	2	3

(1)	Not including deferred tax assets and its related allowance.
(2)	Accrue interest at a weighted average rate of 8.329%.
(3)	Corresponds to the loans from TISA. See Note 5.c.(ii) to the unconsolidated financial statements.

3.6. Equity interests in Section 33 LSC companies and related parties - gain (loss)

	(Loss) Gain

	December 31, 2004	December 31, 2003

Equity interest – Cointel	(95)	137
Goodwill depreciation – Cointel (see Note 3.3.)	(39)	(39)

	(134)	98

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

4. OPERATIONS AND ACTIVITIES OF RELATED PARTIES

a) Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TESA’s subsidiaries. As of December 31, 2004, the Company's interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel's total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 6.2. a) to the unconsolidated financial statements), and 40.2 million Class “B” shares which represents 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.83% . See Note 4. to the consolidated financial statements.

As of December 31, 2004, Cointel carries accumulated losses amounting to 2,591 million. Consequently, Cointel is encompassed under the conditions for mandatory capital stock reduction set forth in Section 206 of the LSC. Decree No. 1,293/03, dated December 23, 2003, had extended the suspension of the enforcement of Section 206 of the LSC established by Decree No. 1,269/02 until December 10, 2004. As of the date of these financial statements, such suspension had not been further extended, therefore, the Company and TISA are analyzing the actions to take in order to revert such situation.

b) Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30.0% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1 to the unconsolidated financial statements). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8% . On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1 to the unconsolidated financial statements), related to the book value of such ownership interest as of September 30, 2000.

On December 27, 2004, the Special Shareholders’ Meeting of Atco resolved to increase its capital stock from 309 million to 1,760 million. At that meeting, the Company waived its preemptive subscription right and accretion right over the new shares, and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company with Atco. As of December 31, 2004, as a result of such shareholders’ decision the Company's ownership interest in Atco has decreased to 4.71% from 26.8% .

As of the issuance date of these financial statements, Atco owns mainly an ownership interest directly and indirectly of approximately 100% of the capital stock of: Televisión Federal S.A. – TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station and broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Comfer (Federal Committee that regulates broadcasters) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, which expired in January 2005 on which such company obtained a renewal until 2015. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

c) AC

As of December 31, 2004, the Company’s ownership interest in AC amounts to 26.8% and other TESA’s subsidiaries control the remaining 73.2% . As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. (Holdings) (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. On the basis of information furnished by AC as of December 31, 2004, the ownership interest in such company is negative and, therefore, the Company has maintained its investment in AC valued at nil (see Note 2.2. b) to the unconsolidated financial statements).

d) Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.2. b) to the unconsolidated financial statements).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. are dissolved without liquidation and are merged into Temarsa. As a result of the merger, Temarsa’s capital stock would increase at $93,623,004 by the issuance of 93,623,004 common, registered, non-endorsable shares of $1 nominal value each and entitled to one vote per share. Such shares will be exchanged for those held by the shareholders of the two taken over companies at the following ratio: for each share of Vigil each shareholder will receive 0.00024 shares of Temarsa and for each share of Ambit S.A. each shareholder will receive 0.58 shares of Temarsa. The merger was disapproved by the IGJ, and Ambit, Vigil and Temarsa filed a judicial appeal against such decision. As of the date of these financial statements, the appeal was at the resolutive stage.

5. OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 LSC COMPANIES AND RELATED PARTIES

a) The transactions made with Section 33 LSC companies and related parties during the years ended December 31, 2004 and 2003 (restated as described in Note 2.1. to the unconsolidated financial statements in millions of Argentine pesos), are as follows:

	gain (loss)

	Interest expenses			Other income relating to equity interests in Section 33 LSC companies and related parties, net

	December 31,			December 31,

Company	2004	2003		2004		2003

TESA Arg. (1)	-	-		33	(3)	40	(3)
TISA (2)	(164)	(172)		-		-

	(164)	(172	)(4)	33		40	(4)

(1)	See Note 5.c.(i) to the unconsolidated financial statements.
(2)	See Note 5.c.(ii) to the unconsolidated financial statements.
(3)	Net of turnover tax.
(4)	Net of inflation effects.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

b) During the years ended December 31, 2004 and 2003, the Company did not collect any dividends from its investments in Section 33 LSC companies and related parties.

c) Additionally to the transactions mentioned in Note 1. to the unconsolidated financial statements, the other related party transactions are the following:

(i) On April 24, 1997, the Company signed an agreement with TESA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel's capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel's common shares that would result in a total shareholding in excess of 50% of Cointel's capital stock and votes and iii) to provide, at TESA Arg.'s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TESA Arg. to the Company for such services equals one half of the management fee received by TESA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as the Telefónica management contract is in effect. The Company's compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. The Telefónica management contract with TESA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TESA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TESA Arg. would be between 1.5% and 5.0% . On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TESA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the years ended December 31, 2004 and 2003, the Company did not receive any financial advice request and performed its duties contained in such agreement for which it is entitled to receive the relevant fees, which amounted to 33 million and 40 million for such years, respectively, and were included in "Other income relating to equity interests in Section 33 of the LSC companies and related parties, net " in the statements of operations. As of the date of issuance of these financial statements, TESA Arg. has not requested any further services. If any such request is made by TESA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 27 million as of December 31, 2004 and 2003, are included as "Other receivables - Receivables from Section 33 of the LSC companies and related parties - TESA Arg." in the balance sheets as of December 31, 2004 and 2003, respectively.

(ii) On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notify in writing, at least three days before due date, that they do not intend to renew the agreement. TISA is entitled to modify the differential provided it notifies the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company's Negotiable obligations (see Note 9. to the unconsolidated financial statements). Subsequently, on February 14, 2001, the Company made early partial repayment to TISA of this loan for an amount of US$37.9 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On June 24, 2004, the Company and TISA entered into an amendment to the loan agreement whereby they agreed that the due for principal will be semiannual and that interest capitalization continues being monthly, setting the differential for the first period in 9% nominal per annum. Additionally, on July 26, 2004, the Company and TISA agreed that the differential for the second period would be 5,5% nominal per annum, which it has remained unchanged for the following periods. On December 27, 2004 the loan agreement was amended, and it was agreed that the capitalization of interest will be made on a half-yearly basis. As of December 31, 2004 the balance of the principal related to TISA's loan, after the interest capitalization mentioned above, amounted to US$629 million (equivalent to 1,872 million as of December 31, 2004). As of December 31, 2004 the accrued non capitalized interests are US$ 0,6 million (equivalent to 2 million as of December 31, 2004). In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: 1) upon the Company defaulting on any of the commitments assumed under the loan agreement, 2) in the event of any change in the Company’s controlling shareholder, 3) if the Company or its affiliates are unable to comply with their obligations, 4) changes in the Company’s main business activity, 5) if the Company or any of its affiliates lose the government licenses obtained and 6) if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts. On July 26, 2004, the loan agreement was modified by eliminating the clause that stipulated its early termination in case of restrictions that could limit the Company’s capacity to make payments to TISA under the agreement.

Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar Loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. The conditions of such loan are similar to those of the loan mentioned in the previous paragraph. As of December 31, 2004, the book value of such loan amount to US$7 million (equivalent to 22 million as of December 31, 2004), corresponding to principal amount plus accrued interests as of that date.

In relation to the loans mentioned above, TISA has advised the Company that until June 27, 2005 TISA shall not consider that an acceleration event has been verified under the agreements with TISA. Additionally, some of the loan agreements in effect include acceleration events in case certain judicial or extra-judicial proceedings are filed for amounts in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of the accompanying financial statements, covering until January 1, 2006.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As of December 31, 2004, the Company’s current assets are lower than its current liabilities for an amount of 1,876 million, the latter including approximately 99.6% (1,896 million) of debt owed to the Company’s controlling company.

On December 28, 2004, the Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. In this regard, under a letter dated February 11, 2005, TISA gave notice to the Company of its intention to capitalize its loan up to that amount. Therefore, the Company considers that it will be able to revert its negative shareholders’ equity position and continue the normal course of business (see Note 12. to the consolidated financial statements concerning the uncertainty regarding Cointel’s capacity to meet its short-term debt commitments)

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2. b) to the unconsolidated financial statements.

6. RESTRICTIONS, GRANTED GUARANTEES AND CURRENT ADMINISTRATIVE PROCEDURES

6.1. Distribution of accumulated income restriction:

In accordance with the LSC, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses until such reserve equals 20% of adjusted capital stock.

As of December 31, 2004, the Company carries accumulated losses in the amount of 2,267 million that includes a net loss for the year then ended in the amount of 300 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

6.2. Other restrictions

a) Through Cointel, the Company is a member of the Main Core of the Telefónica awardee Consortium. As of December 31, 2004, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the NEP, as amended, provides that Regulatory Authorities (nowadays the SC) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, may not reduce their total holding to less than 51.0% of the total capital stock (Class "A" shares) with voting rights of Telefónica without first obtaining approval from the regulatory authority.

b) With respect to the commitments and guarantees related to the issuance of negotiable obligations and other payables, see Notes 5.c.(ii) and 9. to the unconsolidated financial statements.

6.3. Guarantees granted

In connection with the disposing of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale subject to the amounts and terms specified in each contract. As of December 31, 2004, the Company does not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

6.4. Litigation

As of December 31, 2004, the Company is not party to any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, should be booked as of December 31, 2004.

6.5. Current administrative procedures

On June 24, 2004, and due to a claim conducted by a minority shareholder, the CNV issued a resolution by means of it instructed a summary against the Company for possible infraction to certain articles of the LSC, the Code of Commerce and the CNV's rules (NT 1997), in respect of the compensation granted by the Company, between October 1st , 1998 and September 30, 2001, to one of its previous directors under an advisory contract, and in respect of the accounting treatment given by the Company, in the year ended December 31, 2000, to the payment made by AMI CABLE HOLDINGS, Ltd., related company of the previous shareholders of the Company, for the rescission of the abovementioned advisory contract. The sanction that could possibly correspond to the Company would consist of a warning or fine of up to 1.5 million, which could be raised up to five times the amount of the greater between the benefit obtained or the damage caused as a result of the illicit driving. In the opinion of the Company's Management, it is unlikely that this administrative sanction prospers.

7. CAPITAL STOCK

7.1. As of December 31, 2004 the Company’s capital stock, after the voluntary capital stock reduction mentioned in section 7.2. of this note, which has been approved by the CNV's Resolution No. 14,060 and registered in the Public Registry of Commerce on March 31, 2004, and after the capital increase mentioned in section 7.4 of this note, which as of the date of these financial statements is pending approval by the CNV and the Buenos Aires Stock Exchange and pending registration by the Public Registry of Commerce, was comprised of:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	Subscribed and paid in (historical value)

Common shares, face value $1:

Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	374,302,032

Capital Stock authorized for public offer	404,729,360	(1)

Common shares pending issuance and authorization for public
offering, face value $1
Class “B” shares (one vote per share)	2,000,000	(1)

Total	406,729,360

(1) See Note 7.4. to the unconsolidated financial statements.

As a consequence of the transactions described in Note 1. to the unconsolidated financial statements and section 7.2. of this note, as of December 31, 2004, the principal shareholder of the Company is TISA, which owns 99.96% of the Company's capital stock.

7.2. On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 Common Class “B” shares of the Company of 1 nominal value each. In consideration for the number of shares delivered, the shareholders, present in the redemption, would receive a proportional interest in the Promissory Note mentioned in Note 1. to the unconsolidated financial statements. The only shareholder taking part in such reduction was ACH, who participated with all its shares, 95,270,640 Common Class "B" shares (“the Shares”). The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock (calculated on the basis of the Company’s shareholders equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account until the balance was exhausted and the remaining amount to unappropriated earnings. On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of $95,270,640 (historical value), being $404,729,360 (historical value) the outstanding capital stock authorized for such bidding. Furthermore, as of such date, the Buenos Aires Stock Exchange granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company’s name. On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was filed with the Registry of Commerce.

7.3. On May 28, 2001, the NEP issued Decree No. 677/01 under which TISA could make a statement of acquisition of residual interests involving all of the Company’s capital stock owned by third parties. Likewise, any minority shareholder may demand that TISA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties. Should any of the above transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically delisted from the share public trading and listing system, through the fulfillment of certain formalities provided by the decree.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On the other hand, on April 5, 2001, the Company filed an application with the Buenos Aires Stock Exchange for preliminary authorization of the delisting of its shares. However, prior to the conclusion of such procedure, on July 9, 2002, TISA initiated the related procedure with the CNV in order to make the statement of acquisition of residual interests, which affected the whole of the Company’s capital stock owned by third parties, according to the provisions of Decree No. 677/01 and general resolutions issued in connection with such decree. In view of a court action filed by a minority shareholder alleging the unconstitutionality of the residual participation regime, the National First Instance Court in Commercial Matters No. 26 of the City of Buenos Aires decided to declare as a preventive measure, the suspension of the proceedings, and ordered the inapplicability of the referred decree to the prosecuting minority shareholder until the case is finally adjudged. The CNV understands that the referred injunction prevents the acquisition of the residual interests relating to the shares held by any shareholders other than the one who filed the constitutional protection action. The Company answered the court action and requested its dismissal, claiming that the prerequisites for filing the action and declaring the unconstitutionality of Decree No. 677/01 have not been met. TISA, in turn, has answered the court action in the same way. Finally, on March 2004, the Court mentioned above declared the unconstitutionality of articles No. 29 and 30 of Decree 677/01 relating to the acquisition of residual interests, so the delisting process is now discontinued. The Company and TISA have not appealed the Court’s decision.

7.4. On December 16, 2004, the General and Special Class B Shareholders’ Meeting resolved to increase the capital stock by 2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and to issue at par value, 2,000,000 common, Class B shares of one peso ($ 1) face value each and entitled to one vote per share, which will have the same rights to dividends, as from the beginning of the fiscal year in which the shares are issued, and will rank pari passu with the remaining Class B shares outstanding as of their issuance date. Pre-emptive subscription rights may be exercised within the pre-emptive subscription period of 30 days counted since the date designated by the Board of Directors, pro rata the shares held by each shareholder. Simultaneously, the shareholders may exercise their accrual rights over the remaining unsubscribed portion, in identical proportion as the subscription of the pre-emptive right bears over the total issue amount. In addition, such shareholders’ meeting approved the application for public offering of the new shares to be issued as a result of the capital increase and their listing on the Buenos Aires Stock Exchange. As of the date of issuance of these financial statements, such capital increase is pending approval by the CNV and the Buenos Aires Stock Exchange and pending registration by the Public Registry of Commerce.

8. NEGATIVE SHAREHOLDERS’ EQUITY

As of December 31, 2004, the Company carries accumulated losses amounting to 2,267 million and negative shareholders’ equity amounting to 1,112 million. Due to such situation, the Company is under the conditions for dissolution due to the loss of its capital stock set forth in item 5 of Section 94 of the LSC. The decree No. 1,269/02 dated July 16, 2002 had suspended the enforcement of item 5 of Section 94 of the LSC until December 10, 2003 and on December 23, 2003, the NEP issued Decree No. 1,293/03 which extended the suspension established by Decree No. 1,269/02 until December 10, 2004. As of the issuance of these financial statements, such suspension had not been further extended.

On December 28, 2004, the Board of Directors resolved to call to a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. In this regard, under a letter dated February 11, 2005, TISA gave notice to the Company of its intention to capitalize its loan up to that amount. Therefore, the Company considers that it will be able to revert its situation of negative shareholders’ equity, and, consequently, with respect to this matter, would be able to maintain the normal course of its operations.

9. ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders Meetings held on April 28, 1995 and December 27, 1996, respectively, and the General and Special Shareholders’ Meetings held on June 30, 1998, December 4, 1998, and April 29, 1999 approved the issuance of Negotiable obligations not convertible into shares, for a

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

total amount of up to US$500 million and US$400 million, respectively, and empowered the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. On November 2, 2001, the General and Special Shareholders Meeting approved the cancellation of the US$400 million program of Negotiable obligations. Additionally, such meeting, during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations program.

On February 24, 1997, the Company issued three series of Negotiable obligations for a total face value of US$325 million and 175 million, which have been partially and totally repurchased and/or repaid during the years 2001 and 2002 under the US$500 million program, on the following terms:

US$500 million program (1)

Principal amount (in millions)	Principal amount repayment	Interest rate %	Payment of interest	Situation as of December 31, 2004

Series A	February 2002	8.50	February and August	Totally repaid (2)
US$100			of each year
Series B	February 2007	9.75	February and August	Partially repaid (2)
US$225			of each year
Series C	February 2007	11.25	February and August	Totally repaid (2)
$175			of each year

(1)	It was partially cancelled up to the amount of US$17.1 million as approved by the General and Special Shareholders’ Meeting held on November 2, 2001, at its adjournment of November 15, 2001.
(2)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations for US$500 million as of December 31, 2004, amounts to US$7.6 million, which corresponds to Series B.

The creation of these Programs and the Public Offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable obligations were used to refinance bank borrowings.

After the repurchases and repayments of the Company's Negotiable Obligations, the Company has cancelled and repurchased approximately 98.5% of the Negotiable Obligations for a face value of 175 million and US$317.4 million. In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of this kind. The Prospectus related to the issuance of Negotiable obligations gives detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001. The main effective commitments as of the issuance date of these financial statements, are among others: limitation on liens with certain exceptions, filings of financial statements and other communications and reports and maintenance of all government authorizations and approvals (see Note 5.c.(ii) to the unconsolidated financial statements).

On April 8, 2002, the Buenos Aires Stock Exchange notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the issuance date of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

10. ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company's financial statements have been translated into English for the convenience of readers in the United States of America.

In addition, these financial statements are presented on the basis of Argentina GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America (US GAAP).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos, restated as
described in Note 2.1. to the unconsolidated financial statements

	2004						2003

Issuer	Class	Face value	Quantity	Inflation adjusted cost	Value by equity method	Book value	Book Value

NONCURRENT INVESTMENTS (1)
Investments valued by the equity
method:
Cointel – shares	Common
	Class “A”	0.1	2,245,384,140
	Common
	Class “B”	0.1	407,817,358

	Total investment in Cointel			1,822	294	294	389

AC – shares	Common	1	3,600	-	-	-	-

Other investments valued at cost
Atco – shares	Common	1	82,824,771	255	-	-	-

Vigil – shares	Common	1	1	-	-	-	-
Temarsa – shares	Common	1	1	-	-	-	-

Total noncurrent investments						294	389

(1)	See Notes 2.2.b) and 4. to the unconsolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

INVESTMENTS IN SHARES, BONDS ISSUED IN SERIES
AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos, restated as
described in Note 2.1. to the unconsolidated financial statements

	Information on the issuer

		Latest financial statements

Issuer	Main business	Date	Common capital stock (1)	Net loss	Shareholders’ equity	Total % held of capital

NONCURRENT
INVESTMENTS

Cointel	Investments	12-31-04	531	(184)	639	50.0% (2)

Financial statements used for valuation by the equity method

Issuer	Year-end	Closing date	Duration of the year	Auditors’ report date	Scope	Auditors’ report type

NONCURRENT
INVESTMENTS

Cointel	12-31	12-31-04	12 months	02-14-05	Audit	Qualified (3)

(1)	Corresponds to face value.
(2)	Over common capital stock. As of December 31, 2004, preferred capital stock (over which the Company has no ownership interest) amounts to 42 million.
(3)	Includes a qualified opinion related to the uncertainty related to Cointel’s ability to pay its current liabilities and continue as a going concern.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

     TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

ALLOWANCES AND RESERVES

     Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	2004			2003

Account	Balances at beginning of year	Decrease for the year	Balances at end of year	Balances at end of year

Deducted from noncurrent
assets:
For other receivables -
deferred tax assets	510	(77)	433	510

Total 2004	510	(77)	433

Total 2003	551	(41)		510

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

FOREIGN CURRENCY LIABILITIES

	2004			2003

Account	Amount in foreign currency (in millions of US$)	Exchange rate	Book amount (in millions of pesos)	Amount in foreign currency (in millions of US$)	Book amount (in millions of pesos)

Current liabilities
Financial payables	637	2.979	1,897	591	1,731
Other payables	1	2.979	3	1	3

Total current liabilities	638		1,900	592	1,734

Noncurrent liabilities
Financial payables	8	2.979	22	8	22

Total noncurrent liabilities	8		22	8	22

Total liabilities	646		1,922	600	1,756

US$: US dollars.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

INFORMATION REQUIRED BY SECTION 64,

SUB SECTION I, POINT B) OF LAW No. 19,550

Amounts stated in millions of Argentine pesos, restated as
described in Note 2.1. to the unconsolidated financial statements

	Administrative expenses

Account	2004	2003

Fees for professional services, Office rental and Tax on
minimum presumed income (1)	1	1
Others	1	1

Total	2	2

(1)   Includes fees payables to the members of the Board of Directors and Supervisory Committed for 232,000 and 50,000 in 2004 and 2003, respectively.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date:	March 14, 2005	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel